UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF MIZUHO FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-233354) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 29, 2021

Mizuho Financial Group, Inc.

By:	/s/ Makoto Umemiya
Name:	Makoto Umemiya
Title:	Senior Executive Officer / Group CFO

UNAUDITED INTERIM CONSOLIDATED JAPANESE GAAP FINANCIAL STATEMENTS

AS OF AND FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2021

On November 29, 2021, we published our unaudited interim consolidated financial statements as of and for the six months ended September 30, 2021 prepared in accordance with Japanese GAAP as part of our interim securities report (shihanki hokokusho) for the same period filed by us with the relevant Japanese authorities. We have included in this report on Form 6-K an English translation of the unaudited interim consolidated financial statements and the notes thereto included in such interim securities report. Japanese GAAP differs in certain respects from U.S. GAAP. For a description of certain differences between U.S. GAAP and Japanese GAAP, see “Item 5. Operating and Financial Review and Prospects—Reconciliation with Japanese GAAP” in our most recent annual report on Form 20-F filed with the U.S. Securities Exchange Commission.

Financial Information

1.

Mizuho Financial Group, Inc. (“MHFG”) is a specified business company under Article 17-15, Paragraph 2 of the Cabinet Office Ordinance on Disclosure of Corporate Information, etc. and prepares the interim consolidated financial statements in the second quarter.

2.

The interim consolidated financial statements of MHFG are prepared in accordance with the “Ordinance on the Terminology, Forms, and Preparation Methods of Interim Consolidated Financial Statements” (Ordinance of the Ministry of Finance No. 24 of 1999). The classification of assets and liabilities and that of income and expenses are in accordance with the “Ordinance for Enforcement of the Banking Act” (Ordinance of the Ministry of Finance No. 10 of 1982).

3.

Ernst & Young ShinNihon LLC conducted a semiannual audit on the interim consolidated financial statements of MHFG for the six months ended September 30, 2021, pursuant to Article 193-2, Paragraph 1 of the Financial Instruments and Exchange Act.

I. Interim Consolidated Financial Statements

(1) Interim Consolidated Balance Sheet

	(Millions of yen)
	As of March 31, 2021		As of September 30, 2021
Assets
Cash and Due from Banks	*8	47,981,981	*8	47,075,429
Call Loans and Bills Purchased		589,776		330,455
Receivables under Resale Agreements		11,623,654		16,932,692
Guarantee Deposits Paid under Securities Borrowing Transactions		2,707,711		2,412,626
Other Debt Purchased		3,208,004		3,137,520
Trading Assets	*8	12,589,294	*8	12,610,648
Money Held in Trust		582,368		637,862
Securities	*1, *8, *15	43,697,262	*1, *8, *15	43,725,034
Loans and Bills Discounted	*3, *4, *5, *6, *7, *8, *9	83,704,675	*3, *4, *5, *6, *7, *8, *9	82,198,528
Foreign Exchange Assets	*7	2,084,756	*7	2,228,808
Derivatives other than for Trading Assets		1,719,349		1,407,561
Other Assets	*8	6,174,020	*8	5,296,681
Tangible Fixed Assets	*10, *11	1,135,449	*10, *11	1,118,837
Intangible Fixed Assets		620,224		603,477
Net Defined Benefit Asset		1,109,107		959,987
Deferred Tax Assets		31,402		27,842
Customers’ Liabilities for Acceptances and Guarantees		6,602,744		7,085,422
Reserves for Possible Losses on Loans		(575,572)		(594,023)
Reserve for Possible Losses on Investments		(0)		(1)

Total Assets		225,586,211		227,195,390

	(Millions of yen)
	As of March 31, 2021		As of September 30, 2021
Liabilities
Deposits	*8	133,312,406	*8	129,291,662
Negotiable Certificates of Deposit		17,192,572		19,215,068
Call Money and Bills Sold		1,312,790		1,431,315
Payables under Repurchase Agreements	*8	18,607,255	*8	22,277,769
Guarantee Deposits Received under Securities Lending Transactions	*8	958,148	*8	1,229,187
Commercial Paper		2,105,067		1,969,424
Trading Liabilities		8,115,377		6,464,003
Borrowed Money	*8, *12	7,441,822	*8, *12	7,495,869
Foreign Exchange Liabilities		532,042		500,486
Short-term Bonds		456,045		543,561
Bonds and Notes	*13	10,321,672	*13	10,513,503
Due to Trust Accounts		1,160,608		1,182,263
Derivatives other than for Trading Liabilities		1,739,671		1,480,764
Other Liabilities		5,862,013		6,469,900
Reserve for Bonus Payments		104,131		58,833
Reserve for Variable Compensation		2,935		1,014
Net Defined Benefit Liability		71,049		71,775
Reserve for Director and Corporate Auditor Retirement Benefits		683		488
Reserve for Possible Losses on Sales of Loans		1,074		181
Reserve for Contingencies		6,762		8,562
Reserve for Reimbursement of Deposits		22,099		19,901
Reserve for Reimbursement of Debentures		14,419		12,157
Reserves under Special Laws		3,135		3,127
Deferred Tax Liabilities		215,557		166,823
Deferred Tax Liabilities for Revaluation Reserve for Land	*10	61,915	*10	61,436
Acceptances and Guarantees		6,602,744		7,085,422

Total Liabilities		216,224,003		217,554,505

Net Assets
Common Stock		2,256,767		2,256,767
Capital Surplus		1,135,940		1,125,324
Retained Earnings		4,421,655		4,712,422
Treasury Stock		(7,124)		(8,164)

Total Shareholders’ Equity		7,807,239		8,086,349

Net Unrealized Gains (Losses) on Other Securities		1,132,460		1,154,756
Deferred Gains or Losses on Hedges		31,618		(743)
Revaluation Reserve for Land	*10	136,384	*10	135,297
Foreign Currency Translation Adjustments		(139,514)		(80,968)
Remeasurements of Defined Benefit Plans		288,088		229,137

Total Accumulated Other Comprehensive Income		1,449,035		1,437,480

Stock Acquisition Rights		134		95
Non-controlling Interests		105,797		116,959

Total Net Assets		9,362,207		9,640,884

Total Liabilities and Net Assets		225,586,211		227,195,390

(2) Interim Consolidated Statement of Income and Interim Consolidated Statement of Comprehensive Income

      Interim Consolidated Statement of Income

	(Millions of yen)
	For the six months ended September 30, 2020		For the six months ended September 30, 2021
Ordinary Income		1,576,761		1,579,249
Interest Income		693,651		615,622
Interest on Loans and Bills Discounted		490,811		422,172
Interest and Dividends on Securities		122,600		119,583
Fiduciary Income		27,143		29,728
Fee and Commission Income		397,087		416,769
Trading Income		238,219		226,614
Other Operating Income		156,922		142,799
Other Ordinary Income	*1	63,736	*1	147,714
Ordinary Expenses		1,309,150		1,179,909
Interest Expenses		253,522		141,461
Interest on Deposits		91,376		28,002
Fee and Commission Expenses		77,475		86,326
Trading Expenses		1,455		35,301
Other Operating Expenses		68,248		59,622
General and Administrative Expenses		681,287		667,594
Other Ordinary Expenses	*2	227,161	*2	189,602

Ordinary Profits		267,610		399,340

Extraordinary Gains	*3	72,735	*3	51,553
Extraordinary Losses	*4	6,955	*4	4,271

Income before Income Taxes		333,391		446,622

Income Taxes:
Current		74,186		65,604
Deferred		41,813		(10,941)

Total Income Taxes		116,000		54,663

Profit		217,390		391,958

Profit Attributable to Non-controlling Interests		1,867		6,301

Profit Attributable to Owners of Parent		215,523		385,657

      Interim Consolidated Statement of Comprehensive Income

	(Millions of yen)
	For the six months ended September 30, 2020	For the six months ended September 30, 2021
Profit	217,390	391,958
Other Comprehensive Income	158,782	(9,048)
Net Unrealized Gains (Losses) on Other Securities	212,348	23,805
Deferred Gains or Losses on Hedges	(5,843)	(32,261)
Foreign Currency Translation Adjustments	(36,529)	50,061
Remeasurements of Defined Benefit Plans	(9,851)	(58,390)
Share of Other Comprehensive Income of Associates Accounted for Using Equity Method	(1,341)	7,736

Comprehensive Income	376,172	382,910

(Breakdown)
Comprehensive Income Attributable to Owners of Parent	377,963	375,995
Comprehensive Income Attributable to Non-controlling Interests	(1,791)	6,914

(3) Interim Consolidated Statement of Changes in Net Assets

      For the six months ended September 30, 2020

	(Millions of yen)
	Shareholders’ Equity
	Common Stock	Capital Surplus	Retained Earnings	Treasury Stock	Total Shareholders’ Equity
Balance as of the beginning of the period	2,256,767	1,136,467	4,174,190	(6,414)	7,561,010
Cumulative Effects of Changes in Accounting Policies			(32,639)		(32,639)
Balance as of the beginning of the period reflecting Changes in Accounting Policies	2,256,767	1,136,467	4,141,550	(6,414)	7,528,370
Changes during the period
Cash Dividends			(95,208)		(95,208)
Profit Attributable to Owners of Parent			215,523		215,523
Repurchase of Treasury Stock				(1,995)	(1,995)
Disposition of Treasury Stock		(80)		1,385	1,305
Transfer from Revaluation Reserve for Land			(1,178)		(1,178)
Change in Treasury Shares of Parent Arising from Transactions with Non-controlling Shareholders		(519)			(519)
Transfer from Retained Earnings to Capital Surplus		80	(80)		—
Net Changes in Items other than Shareholders’ equity

Total Changes during the period	—	(519)	119,056	(610)	117,926

Balance as of the end of the period	2,256,767	1,135,948	4,260,606	(7,025)	7,646,297

	Accumulated Other Comprehensive Income						Stock Acquisition Rights	Non- controlling Interests	Total Net Assets
	Net Unrealized Gains (Losses) on Other Securities	Deferred Gains or Losses on Hedges	Revaluation Reserve for Land	Foreign Currency Translation Adjustments	Remeasurements of Defined Benefit Plans	Total Accumulated Other Comprehensive Income
Balance as of the beginning of the period	823,085	72,081	136,655	(133,178)	94,317	992,960	213	109,662	8,663,847
Cumulative Effects of Changes in Accounting Policies						—			(32,639)
Balance as of the beginning of the period reflecting Changes in Accounting Policies	823,085	72,081	136,655	(133,178)	94,317	992,960	213	109,662	8,631,208
Changes during the period
Cash Dividends									(95,208)
Profit Attributable to Owners of Parent									215,523
Repurchase of Treasury Stock									(1,995)
Disposition of Treasury Stock									1,305
Transfer from Revaluation Reserve for Land									(1,178)
Change in Treasury Shares of Parent Arising from Transactions with Non-controlling Shareholders									(519)
Transfer from Retained Earnings to Capital Surplus									—
Net Changes in Items other than Shareholders’ equity	215,696	(5,819)	1,178	(37,594)	(9,842)	163,619	(79)	(7,469)	156,070

Total Changes during the period	215,696	(5,819)	1,178	(37,594)	(9,842)	163,619	(79)	(7,469)	273,997

Balance as of the end of the period	1,038,781	66,262	137,834	(170,773)	84,475	1,156,580	134	102,192	8,905,205

      For the six months ended September 30, 2021

	(Millions of yen)
	Shareholders’ Equity
	Common Stock	Capital Surplus	Retained Earnings	Treasury Stock	Total Shareholders’ Equity
Balance as of the beginning of the period	2,256,767	1,135,940	4,421,655	(7,124)	7,807,239
Cumulative Effects of Changes in Accounting Policies			(724)		(724)
Balance as of the beginning of the period reflecting Changes in Accounting Policies	2,256,767	1,135,940	4,420,931	(7,124)	7,806,515
Changes during the period
Cash Dividends			(95,201)		(95,201)
Profit Attributable to Owners of Parent			385,657		385,657
Repurchase of Treasury Stock				(2,646)	(2,646)
Disposition of Treasury Stock		(51)		1,606	1,554
Transfer from Revaluation Reserve for Land			1,086		1,086
Change in Treasury Shares of Parent Arising from Transactions with Non-controlling Shareholders		(10,616)			(10,616)
Transfer from Retained Earnings to Capital Surplus		51	(51)		—
Net Changes in Items other than Shareholders’ equity

Total Changes during the period	—	(10,616)	291,490	(1,040)	279,833

Balance as of the end of the period	2,256,767	1,125,324	4,712,422	(8,164)	8,086,349

	Accumulated Other Comprehensive Income
	Net Unrealized Gains (Losses) on Other Securities	Deferred Gains or Losses on Hedges	Revaluation Reserve for Land	Foreign Currency Translation Adjustments	Remeasurements of Defined Benefit Plans	Total Accumulated Other Comprehensive Income	Stock Acquisition Rights	Non- controlling Interests	Total Net Assets
Balance as of the beginning of the period	1,132,460	31,618	136,384	(139,514)	288,088	1,449,035	134	105,797	9,362,207
Cumulative Effects of Changes in Accounting Policies						—			(724)
Balance as of the beginning of the period reflecting Changes in Accounting Policies	1,132,460	31,618	136,384	(139,514)	288,088	1,449,035	134	105,797	9,361,483
Changes during the period
Cash Dividends									(95,201)
Profit Attributable to Owners of Parent									385,657
Repurchase of Treasury Stock									(2,646)
Disposition of Treasury Stock									1,554
Transfer from Revaluation Reserve for Land									1,086
Change in Treasury Shares of Parent Arising from Transactions with Non-controlling Shareholders									(10,616)
Transfer from Retained Earnings to Capital Surplus									—
Net Changes in Items other than Shareholders’ equity	22,295	(32,361)	(1,086)	58,546	(58,950)	(11,555)	(39)	11,161	(433)

Total Changes during the period	22,295	(32,361)	(1,086)	58,546	(58,950)	(11,555)	(39)	11,161	279,400

Balance as of the end of the period	1,154,756	(743)	135,297	(80,968)	229,137	1,437,480	95	116,959	9,640,884

(4) Interim Consolidated Statement of Cash Flows

	(Millions of yen)
	For the six months ended September 30, 2020	For the six months ended September 30, 2021
Cash Flow from Operating Activities
Income before Income Taxes	333,391	446,622
Depreciation	80,450	82,327
Losses on Impairment of Fixed Assets	1,391	2,577
Amortization of Goodwill	1,869	1,882
Equity in Loss (Gain) from Investments in Affiliates	(11,559)	(16,519)
Increase (Decrease) in Reserves for Possible Losses on Loans	53,470	17,235
Increase (Decrease) in Reserve for Possible Losses on Investments	0	0
Increase (Decrease) in Reserve for Possible Losses on Sales of Loans	504	(893)
Increase (Decrease) in Reserve for Contingencies	(1,028)	1,362
Increase (Decrease) in Reserve for Bonus Payments	(18,630)	(45,632)
Increase (Decrease) in Reserve for Variable Compensation	(1,092)	(1,920)
Decrease (Increase) in Net Defined Benefit Asset	(31,468)	37,380
Increase (Decrease) in Net Defined Benefit Liability	1,180	7,462
Increase (Decrease) in Reserve for Director and Corporate Auditor Retirement Benefits	(308)	(194)
Increase (Decrease) in Reserve for Reimbursement of Deposits	(2,646)	(2,198)
Increase (Decrease) in Reserve for Reimbursement of Debentures	(1,009)	(2,261)
Interest Income - accrual basis	(693,651)	(615,622)
Interest Expenses - accrual basis	253,522	141,461
Losses (Gains) on Securities	(1,779)	(55,028)
Losses (Gains) on Money Held in Trust	(1,565)	(576)
Foreign Exchange Losses (Gains) - net	190,646	(94,978)
Losses (Gains) on Disposition of Fixed Assets	(588)	1,242
Losses (Gains) on Revision of Retirement Benefit Plan	(58,684)	—
Losses (Gains) on Cancellation of Employee Retirement Benefit Trust	(7,895)	(51,093)
Decrease (Increase) in Trading Assets	(1,348,924)	(18,340)
Increase (Decrease) in Trading Liabilities	(1,148,807)	(1,635,601)
Decrease (Increase) in Derivatives other than for Trading Assets	513,769	307,018
Increase (Decrease) in Derivatives other than for Trading Liabilities	(356,773)	(255,687)
Decrease (Increase) in Loans and Bills Discounted	(3,180,082)	1,665,708
Increase (Decrease) in Deposits	3,706,210	(4,210,533)
Increase (Decrease) in Negotiable Certificates of Deposit	887,125	2,046,043
Increase (Decrease) in Borrowed Money (excluding Subordinated Borrowed Money)	2,040,630	51,827
Decrease (Increase) in Due from Banks (excluding Due from Central Banks)	58,994	(261,460)
Decrease (Increase) in Call Loans, etc.	6,119,257	(4,925,790)
Decrease (Increase) in Guarantee Deposits Paid under Securities Borrowing Transactions	52,362	295,085
Increase (Decrease) in Call Money, etc.	1,321,413	3,660,343
Increase (Decrease) in Commercial Paper	521,600	(159,028)
Increase (Decrease) in Guarantee Deposits Received under Securities Lending Transactions	136,184	271,038
Decrease (Increase) in Foreign Exchange Assets	96,730	(139,049)
Increase (Decrease) in Foreign Exchange Liabilities	(107,635)	(31,586)
Increase (Decrease) in Short-term Bonds (Liabilities)	(42,210)	87,515
Increase (Decrease) in Bonds and Notes	506,833	73,621
Increase (Decrease) in Due to Trust Accounts	280,752	21,655
Interest and Dividend Income - cash basis	768,705	697,501
Interest Expenses - cash basis	(333,961)	(178,443)
Other - net	(200,012)	875,912

Subtotal	10,376,684	(1,909,617)

Cash Refunded (Paid) in Income Taxes	(131,734)	(92,701)

Net Cash Provided by (Used in) Operating Activities	10,244,949	(2,002,318)

	(Millions of yen)
	For the six months ended September 30, 2020		For the six months ended September 30, 2021
Cash Flow from Investing Activities
Payments for Purchase of Securities		(48,153,087)		(58,427,590)
Proceeds from Sale of Securities		24,703,651		30,635,786
Proceeds from Redemption of Securities		14,798,919		28,645,491
Payments for Increase in Money Held in Trust		(63,426)		(61,361)
Proceeds from Decrease in Money Held in Trust		4,841		6,119
Payments for Purchase of Tangible Fixed Assets		(36,629)		(11,779)
Payments for Purchase of Intangible Fixed Assets		(47,263)		(43,042)
Proceeds from Sale of Tangible Fixed Assets		12,855		2,326
Proceeds from Sale of Intangible Fixed Assets		—		480
Proceeds from Sales of Stocks of Subsidiaries (affecting the scope of consolidation)		497		—

Net Cash Provided by (Used in) Investing Activities		(8,779,640)		746,430

Cash Flow from Financing Activities
Proceeds from Subordinated Borrowed Money		30,000		—
Repayments of Subordinated Borrowings		—		(4,000)
Proceeds from Issuance of Subordinated Bonds		287,000		140,950
Payments for Redemption of Subordinated Bonds		(50,000)		(35,000)
Proceeds from Investments by Non-controlling Shareholders		2,543		34
Repayments to Non-controlling Shareholders		—		(96)
Cash Dividends Paid		(95,242)		(95,198)
Cash Dividends Paid to Non-controlling Shareholders		(4,074)		(7,014)
Payments for Repurchase of Treasury Stock		(1,503)		(1,825)
Proceeds from Sale of Treasury Stock		838		869
Payments for Repurchase of Treasury Stock of Subsidiaries		(5,414)		(0)

Net Cash Provided by (Used in) Financing Activities		164,147		(1,281)

Effect of Foreign Exchange Rate Changes on Cash and Cash Equivalents		(120,684)		71,025

Net Increase (Decrease) in Cash and Cash Equivalents		1,508,771		(1,186,144)

Cash and Cash Equivalents at the beginning of the period		39,863,604		46,981,399

Cash and Cash Equivalents at the end of the period	*1	41,372,376	*1	45,795,255

Notes to Interim Consolidated Financial Statements

Fundamental and Important Matters for the Preparation of Interim Consolidated Financial Statements

1.	Scope of Consolidation

(1)	Number of consolidated subsidiaries: 160

Names of principal companies:

Mizuho Bank, Ltd.

Mizuho Trust & Banking Co., Ltd.

Mizuho Securities Co., Ltd.

Change in scope of consolidation

During the six months ended September 30, 2021, Mizuho Growth Fund No.4 Limited Partnership and eight other companies were newly included in the scope of consolidation as a result of establishment.

During the six months ended September 30, 2021, Mizuho Australia Ltd. and eight other companies were excluded from the scope of consolidation as a result of liquidation and other factors.

(2)	Number of non-consolidated subsidiaries: 0

2.	Application of the Equity Method

(1)	Number of non-consolidated subsidiaries under the equity method: 0

(2)	Number of affiliates under the equity method: 29

Names of principal companies:

Custody Bank of Japan, Ltd.

Orient Corporation

Mizuho Leasing Company, Limited

Change in scope of equity method

During the six months ended September 30, 2021, Cotra Ltd. was newly included in the scope of equity method as a result of establishment.

(3)	Number of non-consolidated subsidiaries not under the equity method: 0

(4)	Affiliates not under the equity method:

Pec International Leasing Co., Ltd.

Affiliates not under the equity method are excluded from the scope of the equity method since such exclusion has no material effect on MHFG’s interim consolidated financial statements in terms of Net Income (Loss) (amount corresponding to MHFG’s equity position), Retained Earnings (amount corresponding to MHFG’s equity position), Accumulated Other Comprehensive Income (amount corresponding to MHFG’s equity position) and others.

3.	Interim Balance Sheet Dates of Consolidated Subsidiaries

(1)	Interim balance sheet dates of consolidated subsidiaries are as follows:

June 30	39 companies
September 30	121 companies

(2)	Consolidated Subsidiaries were consolidated based on their interim financial statements as of and for the period ended their respective interim balance sheet dates.

The necessary adjustments have been made to the interim financial statements for any significant transactions that took place between their respective interim balance sheet dates and the date of the interim consolidated financial statements.

4.	Standards of Accounting Method

(1)	Credited Loans pursuant to Trading Securities and Trading Income & Expenses

Credited loans held for the purpose of trading are, in line with trading securities, recognized on a trade date basis and recorded in Other Debt Purchased on the interim consolidated balance sheet. Other Debt Purchased related to the relevant credited loans is stated at fair value at the interim consolidated balance sheet date. Interest received and the gains or losses on the sale of the relevant credited loans during the six months ended September 30, 2021, including the gains or losses resulting from any change in the value between the beginning and the end of the six months ended September 30, 2021, are recognized in Other Operating Income and Other Operating Expenses on the interim consolidated statement of income.

(2)	Trading Assets & Liabilities and Trading Income & Expenses

Trading transactions intended to take advantage of short-term fluctuations and arbitrage opportunities in interest rates, currency exchange rates, market prices of securities and related indices are recognized on a trade date basis and recorded in Trading Assets or Trading Liabilities on the interim consolidated balance sheet. Income or expenses generated on the relevant trading transactions are recorded in Trading Income or Trading Expenses on the interim consolidated statement of income.

Securities and other monetary claims held for trading purposes are stated at fair value at the interim consolidated balance sheet date. Derivative financial products, such as swaps, futures and option transactions, are stated at fair value, assuming that such transactions are terminated and settled at the interim consolidated balance sheet date.

Trading Income and Trading Expenses include the interest received and the interest paid during the six months ended September 30, 2021, the gains or losses resulting from any change in the value of securities and other monetary claims between the beginning and the end of the six months ended September 30, 2021, and the gains or losses resulting from any change in the value of financial derivatives between the beginning and the end of the six months ended September 30, 2021, assuming they were settled at the end of the six months ended September 30, 2021.

For financial derivatives, fair value is calculated on the basis of net assets or liabilities after offsetting financial assets and liabilities with respect to specific market risks and specific credit risk.

(3)	Securities

(a)

Bonds held to maturity are stated at amortized cost (straight-line method) and determined by the moving average method. Investments in affiliates not under the equity method are stated at acquisition cost and determined by the moving average method. Other Securities are stated at market price (cost of securities sold is calculated primarily by the moving average method). Stocks and others without a quoted market price are stated at acquisition cost and determined by the moving average method.

The net unrealized gains (losses) on Other Securities are included directly in Net Assets, net of applicable income taxes after excluding gains and losses as a result of the fair-value hedge method.

(b)	Securities which are held as trust assets in Money Held in Trust accounts are valued in the same way as described in (a) above.

(4)	Derivative Transactions

Derivative transactions (other than transactions for trading purposes) are valued at fair value.

Fair value is calculated on the basis of net assets or liabilities after offsetting financial assets and liabilities with respect to specific market risks and specific credit risk.

(5)	Depreciation of Fixed Assets

1)	Tangible Fixed Assets (Except for Lease Assets)

Depreciation of buildings is computed mainly by the straight-line method, and that of others is computed mainly by the declining-balance method. The amount based on estimated annual depreciation expenses is allocated to each period.

The range of useful lives is as follows:

Buildings	3 years to 50 years
Others	2 years to 20 years

2)	Intangible Fixed Assets (Except for Lease Assets)

Amortization of Intangible Fixed Assets is computed by the straight-line method. Development costs for internally-used software are capitalized and amortized over their estimated useful lives of mainly from five to ten years as determined by MHFG and consolidated subsidiaries.

3)	Lease Assets

Depreciation of lease assets booked in Tangible Fixed Assets and Intangible Fixed Assets which are concerned with finance lease transactions that do not transfer ownership is mainly computed by the same method as the one applied to fixed assets owned by us.

(6)	Deferred Assets

Bond issuance costs are expensed as incurred.

(7)	Reserves for Possible Losses on Loans

Reserves for Possible Losses on Loans of major domestic consolidated subsidiaries are maintained in accordance with internally established standards for write-offs and reserve provisions.

For claims extended to obligors that are legally bankrupt under the Bankruptcy Law, Special Liquidation under the Company Law or other similar laws (“Bankrupt Obligors”), and to obligors that are effectively in similar conditions (“Substantially Bankrupt Obligors”), reserves are maintained at the amounts of claims net of direct write-offs described below and the expected amounts recoverable from the disposition of collateral and the amounts recoverable under guarantees. For claims extended to obligors that are not yet legally or formally bankrupt but are likely to be bankrupt (“Intensive Control Obligors”), reserves are maintained at the amounts deemed necessary based on overall solvency analyses of the amounts of claims net of expected amounts recoverable from the disposition of collateral and the amounts recoverable under guarantees.

For claims extended to Intensive Control Obligors and Obligors with Restructured Loans and others, if the exposure to an obligor exceeds a certain specific amount, reserves are provided as follows: (i) if future cash flows of the principal and interest can be reasonably estimated, the discounted cash flow method is applied, under which the reserve is determined as the difference between the book value of the loan and its present value of future cash flows discounted using the contractual interest rate before the loan was classified as a Restructured Loan, and (ii) if future cash flows of the principal and interest cannot be reasonably estimated, reserves are provided for the losses estimated for each individual loan.

For claims extended to other obligors, reserves for the next one year or three years are maintained at rates derived from historical credit loss experience or historical bankruptcy experience for one or three years and making necessary adjustments such as future prospects and others. Reserve for Possible Losses on Loans to Restructuring Countries is maintained in order to cover possible losses based on analyses of the political and economic climates of the countries.

All claims are assessed by each claim origination department in accordance with the internally established “Self-assessment Standard,” and the results of the assessments are verified and examined by the independent examination departments.

In the case of claims to Bankrupt Obligors and Substantially Bankrupt Obligors, which are collateralized or guaranteed by a third party, the amounts deemed uncollectible (calculated by deducting the anticipated proceeds from the sale of collateral pledged against the claims and amounts that are expected to be recovered from guarantors of the claims) are written off against the respective claims balances. The total directly written-off amount was ¥113,626 million (¥116,834 million at the end of the fiscal year ended March 31, 2021).

Other consolidated subsidiaries provide the amount necessary to cover the loan losses based upon past experience and other factors for general claims and the assessment for each individual loan for other claims.

(Additional Information)

In light of the principles set forth in the report entitled “Japanese Financial Services Agency (“JFSA”)’s supervisory approaches to lending business and loan loss provisioning” published by JFSA in December 18, 2019, we have reflected the potential impact of the spread of COVID-19 and its prolongation on Reserves for Possible Losses on Loans for some credit. More specifically, we have estimated the expected loss amount that reflects the impact of the prolongation of COVID-19. The estimate includes the future prospect of business environment of each industry and the forecasted GDP growth rate as major assumptions. There are no material changes in the methods of the above accounting estimates and the major assumptions used in the interim consolidated financial statements from those of the previous fiscal year.

(8)	Reserve for Possible Losses on Investments

Reserve for Possible Losses on Investments is maintained to provide against possible losses on investments in securities, after taking into consideration the financial condition and other factors concerning the investee company.

(9)	Reserve for Bonus Payments

Reserve for Bonus Payments, which is provided for future bonus payments to employees, is maintained at the amount accrued at the end of the six months ended September 30, 2021, based on the estimated future payments.

(10)	Reserve for Variable Compensation

To prepare for the payments of performance payments and stock compensation to be paid as variable compensation within compensation for directors, group executive officers and operating officers of Mizuho Financial Group, Inc., Mizuho Bank, Ltd., Mizuho Trust & Banking Co., Ltd., Mizuho Securities Co., Ltd., and certain consolidated subsidiaries, the amount accrued at the end of the six months ended September 30, 2021 among the estimated payments based on the standard amount regarding variable compensation of the fiscal year ending March 31, 2021 is provided.

(11)	Reserve for Director and Corporate Auditor Retirement Benefits

Reserve for Director and Corporate Auditor Retirement Benefits, which is provided for future retirement benefit payments to directors, corporate auditors, and executive officers, is recognized at the amount accrued by the end of the six months ended September 30, 2021, based on the internally established standards.

(12)	Reserve for Possible Losses on Sales of Loans

Reserve for Possible Losses on Sales of Loans is provided for possible future losses on sales of loans at the amount deemed necessary based on a reasonable estimate of possible future losses.

(13)	Reserve for Contingencies

Reserve for Contingencies is maintained to provide against possible losses from contingencies which are not covered by other specific reserves. The balance is an estimate of possible future losses considered to require a reserve.

(14)	Reserve for Reimbursement of Deposits

Reserve for Reimbursement of Deposits is provided against the losses for the deposits derecognized from liabilities at the estimated amount of future claims for withdrawal by depositors.

(15)	Reserve for Reimbursement of Debentures

Reserve for Reimbursement of Debentures is provided for the debentures derecognized from liabilities at the estimated amount for future claims.

(16)	Reserve under Special Laws

Reserve under Special Laws is Reserve for Contingent Liabilities from Financial Instruments and Exchange. This is the reserve pursuant to Article 46-5 of the Financial Instruments and Exchange Law and Article 175 of the Cabinet Office Ordinance regarding Financial Instruments Business, etc. to indemnify the losses incurred from accidents in the purchase and sale of securities, other transactions or derivative transactions.

(17)	Accounting Method for Retirement Benefits

In calculating retirement benefit obligations, a benefit formula basis is used as a method of attributing expected retirement benefits to the period up to the end of the six months ended September 30, 2021. Unrecognized prior service cost and unrecognized actuarial differences are recognized as follows:

Unrecognized prior service cost: Recognized mainly as income or expenses in the period of occurrence.

Unrecognized actuarial difference: Recognized as income or expenses from the following fiscal year under the straight-line method over a certain term within the average remaining service period of the employees (mainly 10 years) of the respective fiscal years.

Certain consolidated subsidiaries apply the simplified method that assumes the amount required for voluntary resignation at the end of the six months ended September 30, 2021 to be retirement benefit obligations in computing net defined benefit liability and retirement benefit expenses.

(18)	Revenues

Securities-related business fees mainly consist of brokerage fees and commissions, and asset-based revenues. Brokerage fees and commissions include fees earned from the execution of customer transactions and sales commissions of stocks, bonds and investment trusts, which are recognized at the point in time on transaction date with the customer. Asset-based revenues include fees received from investment trust management companies in return for administration services, such as record keeping services, of investment trusts, which are recognized over time in the period when the related service is provided.

Deposits and Lending business fees consist of Deposit-related fees and Lending-related fees. Deposit related fees are within the scope of “Accounting Standard for Revenue Recognition”, while most of Lending-related fees such as commitment fees and arrangement fees are not. Deposit-related fees include account transfer fees, which are recognized at the point in time on transaction date with the customer or at the point in time when the related service is provided.

Remittance business fees include service charges for domestic and international funds transfers and collections, which are recognized at the point in time when the related service is provided.

Trust-related business fees mainly consist of brokerage commissions of real estate property, consulting fees of real estate property and charged of stock transfer agent services. Brokerage commissions of real estate property are commissions that are received as consideration for services related to real estate brokerage, and are recognized in principle at the time of the conclusion of a sales contract for the subject real estate or trust beneficiary rights. Consulting fees of real estate property are commissions that are received as consideration for services related to real estate consulting, which are recognized at the point in time when the related service is provided or over time in the period when the related service is provided. Stock transfer agent service fees are commissions that are received as consideration for services related to transfer agent business and associated services, which are recognized at the point in time when the related service is provided or over time in the period when the related service is provided.

Agency business fees mainly consist of administration service fees related to MHFG Group’s agency business such as Japan’s principal public lottery program and revenues from standing proxy services related to stocks and others, which are recognized at the point in time when the related service is provided or over time in the period when the related service is provided.

Fees for other customer services include various revenues such as sales commissions of life insurance, service charges for electronic banking, financial advisory fees, and service charges for software development. Sales commissions of life insurance are received in return for selling insurance products and recognized mainly at the point in time on transaction date with the customer. Service charges for electronic banking are mainly monthly basic usage fees and recognized over time in the period when the related service is provided. Financial advisory fees are received as consideration for services supporting market research and business strategy planning, which are recognized over time in the period when the related service is provided. Service charges for software development are recognized mainly over time in the period when the related service is provided.

Fiduciary income mainly consists of trust fees earned through fiduciary asset management and administrative service, which are recognized at the point on creation of the trust or completion date specified in the contract, or over time in the period when the related service is provided.

Part of other ordinary income include underwriting fees from trading securities, credit card interchange fees and asset management business fees which are within the scope of “Accounting Standard for Revenue Recognition”. Underwriting fees are recognized at the point on the date which all the consideration of the transaction are fixed. Credit card interchange fees are recognized at the point on the settlement of the credit card payment transactions. Asset management business fees consist of investment trust management fees and investment advisory fees for investment trusts, which are recognized over time in the period when the related service is provided.

(19)	Assets and Liabilities denominated in foreign currencies

Assets and liabilities denominated in foreign currencies and accounts of overseas branches of domestic consolidated banking subsidiaries and a domestic consolidated trust banking subsidiary are translated into Japanese yen primarily at the exchange rates in effect at the interim consolidated balance sheet date, with the exception of the investments in affiliates not under the equity method, which are translated at historical exchange rates.

Assets and liabilities denominated in foreign currencies of the consolidated subsidiaries, except for the transactions mentioned above, are translated into Japanese yen primarily at the exchange rates in effect at the respective interim balance sheet dates.

(20)	Hedge Accounting

(a)	Interest Rate Risk

The deferred method, the fair-value hedge method or the exceptional accrual method for interest rate swaps are applied as hedge accounting methods.

The portfolio hedge transaction for a large volume of small-value monetary claims and liabilities of domestic consolidated banking subsidiaries and domestic consolidated trust banking subsidiaries is accounted for in accordance with the method stipulated in the “Accounting and Auditing Treatment relating to Adoption of Accounting Standards for Financial Instruments for Banks” (JICPA Industry Committee Practical Guideline No.24, October 8, 2020).

The effectiveness of hedging activities for the portfolio hedge transaction for a large volume of small-value monetary claims and liabilities is assessed as follows:

i)

as for hedging activities to offset market fluctuation risks, the effectiveness is assessed by bracketing both the hedged instruments, such as deposits and loans, and the hedging instruments, such as interest-rate swaps, in the same maturity bucket.

ii)	as for hedging activities to fix the cash flows, the effectiveness is assessed based on the correlation between a base interest rate index of the hedged instrument and that of the hedging instrument.

The effectiveness of the individual hedge is assessed based on the comparison of the fluctuation in the market or of cash flows of the hedged instruments with that of the hedging instruments.

(b)	Foreign Exchange Risk

Domestic consolidated banking subsidiaries and domestic consolidated trust banking subsidiaries apply the deferred method of hedge accounting to hedge foreign exchange risks associated with various financial assets and liabilities denominated in foreign currencies as stipulated in the “Accounting and Auditing Treatment relating to Adoption of Accounting Standards for Foreign Currency Transactions for Banks” (JICPA Industry Committee Practical Guideline No.25, October 8, 2020). The effectiveness of the hedge is assessed by confirming that the amount of the foreign currency position of the hedged monetary claims and liabilities is equal to or larger than that of currency-swap transactions, exchange swap transactions, and similar transactions designated as the hedging instruments of the foreign exchange risk.

In addition to the above methods, these subsidiaries apply the deferred method or the fair-value hedge method to portfolio hedges of the foreign exchange risks associated with investments in subsidiaries and affiliates in foreign currency and Other Securities in foreign currency (except for bonds) identified as hedged items in advance, as long as the amount of foreign currency payables of spot and forward foreign exchange contracts exceeds the amount of acquisition cost of the hedged foreign securities in foreign currency.

(c)	Inter-company Transactions

Inter-company interest rate swaps, currency swaps and similar derivatives among consolidated companies or between trading accounts and other accounts, which are designated as hedges, are not eliminated, and related gains and losses are recognized in the statement of income or deferred under hedge accounting, because these inter-company derivatives are executed according to the criteria for appropriate outside third-party cover operations which are treated as hedge transactions objectively in accordance with JICPA Industry Committee Practical Guideline No. 24 and 25.

As for certain assets and liabilities of MHFG and its consolidated subsidiaries, the deferred method, the fair-value hedge method or the exceptional accrual method for interest rate swaps are applied.

(d)	Hedging relationships which apply “Treatment of Hedge Accounting for Financial Instruments that Reference LIBOR”

Among above (a) to (c), all hedging relationships included in the scope of applying the “Treatment of Hedge Accounting for Financial Instruments that Reference LIBOR” (ASBJ Practical Solutions No.40, September 29, 2020) are subject to this exceptional treatment. The detail of the hedging relationships which apply the treatment are as follows.

Hedging method: the deferred method, the fair-value hedge method or the exceptional accrual method

Hedging instruments: interest-rate swaps, currency-swap transactions or exchange swap transactions, etc

Hedged instruments: financial assets and liabilities, financial assets and liabilities denominated in foreign currencies, etc

The variety of Hedge transactions: to offset market fluctuation risks, to fix the cash flows

(21)	Scope of Cash and Cash Equivalents on Interim Consolidated Statements of Cash Flows

In the interim consolidated statements of cash flows, Cash and Cash Equivalents consist of cash and due from central banks included in “Cash and Due from Banks” on the interim consolidated balance sheet.

(22)	Adoption of the Consolidated Taxation System

MHFG and some domestic consolidated subsidiaries of the Group have applied the Consolidated Taxation System from the beginning of the interim period ended September 30, 2021.

Changes in Accounting Policies

(Accounting Standard for Revenue Recognition and Others)

MHFG has applied “Accounting Standard for Revenue Recognition” (ASBJ Statement No.29, March 31, 2020) and others from the beginning of the interim period ended September 30, 2021.

In accordance with “Accounting Standard for Revenue Recognition”, MHFG recognizes revenue at the time of the transfer of promised goods or services to the customer in an amount that reflects the consideration to which MHFG expects to be entitled in exchange for those goods or services.

In accordance with transitional treatment set out in the proviso of Article 84 of “Accounting Standard for Revenue Recognition”, the cumulative effects arising from the retroactive application of these new accounting policies to all the previous fiscal years were reflected in Retained Earnings as of April 1, 2021, and the new accounting policies are applied from the beginning of the fiscal year.

As a result of the cumulative effects arising from the retroactive application of these new accounting policies, Retained Earnings of the interim consolidated statement of changes in net assets decreased by ¥724 million as of April 1, 2021. The impact on the interim consolidated balance sheet, the interim consolidated statement of income, interim consolidated statement of cash flows and per share information for the interim period ended September 30, 2021 is immaterial.

And in accordance with the transitional treatment set forth in Article 89-3 of “Accounting Standard for Revenue Recognition”, comparative period is not noted in “Revenue recognition”.

Additional Information

The Board Benefit Trust (“BBT”) Program

Since MHFG operates its business to contribute to the creation of value for diverse stakeholders and realize improved corporate value through the continuous and stable growth of MHFG group pursuant to MHFG’s basic management policy defined under the Mizuho Financial Group’s Corporate Identity, MHFG has introduced a stock compensation program using a trust (the “Program”) that functions as an incentive for each Director, Group Executive Officer, and Operating officers to exert maximum effort in performing his or her duties, and also as consideration for such exertion of effort.

(1)	Outline of the Program

The Program has adopted the Board Benefit Trust (“BBT”) framework. MHFG’s shares on the stock market will be acquired through a trust established based on the underlying funds contributed by MHFG, and MHFG’s shares will be distributed to Directors, Executive Officers, and Operating officers of MHFG, Mizuho Bank, Ltd., Mizuho Trust & Banking Co., Ltd., and Mizuho Securities Co., Ltd. (the “Company Group”) and other entities in accordance with the Rules on Distribution of Shares to be prescribed in advance. The framework consists of the stock compensation program based on the Company Group Officer’s responsibilities and others in their respective company (“Stock Compensation I”), the stock compensation program based on the performance evaluation of the Company Group (“Stock Compensation II”) and the stock compensation program based on Company Group Officer’s responsibilities in their respective company and the performance evaluation of the Company Group, which distributes MHFG’s shares to Operating officers of MHFG and certain consolidated subsidiaries (“Stock Benefit”).

Stock Compensation I will be paid at the time of retirement in the form of shares of MHFG calculated based on their responsibilities and others. A system is adopted which enables a decrease or forfeiture of the amount depending on the performance of the company or the individual.

Stock Compensation II will be paid in the form of shares of MHFG and will be deferred over three years, which is calculated based on the status of achieving our Five-Year Business Plan. A system is adopted which enables a decrease or forfeiture of the amount depending on the performance of the company or the individual.

Stock Benefit will be paid in the collective form of MHFG’s share which is based on responsibilities in their respective company and the performance evaluation of the Company Group. Reduction and forfeit of the benefit can be occurred in the program.

Upon the payment of stock compensation under the Program, MHFG may, for a certain portion, pay a monetary amount equivalent to the market value of its stock in lieu of stock compensation in accordance with the Rules on Distribution of Shares.

Voting rights related to MHFG’s shares belonging to the trust assets under the trust shall not be exercised.

(2)	MHFG’s Shares Outstanding in the Trust

MHFG’s shares outstanding in the trust are recognized as Treasury Stock under Net Assets at the carrying amount (excluding the amount of incidental expenses) in the trust. The carrying amount of such Treasury Stock as of September 30, 2021 was ¥4,950 million for 3,080 thousand shares (the carrying amount as of March 31, 2021 was ¥4,144 million for 2,554 thousand shares).

Application of tax-effect accounting to the Transition from the Consolidated Taxation System to the Group Aggregation System

MHFG and some domestic consolidated subsidiaries of the Group record amounts of deferred tax assets and deferred tax liabilities based on the provisions of tax laws prior to amendment under the treatment in Paragraph 3 of “Treatment of the application of the tax-effect accounting in relation to the transition from the consolidated tax system to the aggregate group system” (Practical Solutions No.39 March 31, 2020), without applying the provisions of Paragraph 44 of “Guidance on Accounting Standard for tax-effect accounting” (Implementation Guidance No.28 February 16, 2018), regarding the tax items for which review of the non-consolidated Tax Payment System was implemented in accordance with the transition to the aggregated group system established under the “Act for Partial Revision of the Income Tax Act, etc.” (Act No. 8 of 2020) and the transition to the aggregated group system.

Notes to Interim Consolidated Balance Sheet

*1.	The total amount of shares and investments in affiliates

	(Millions of yen)
	As of March 31, 2021	As of September 30, 2021
Shares	348,355	369,717
Investments	537	539

2.	MHFG does not have unsecured loaned securities which the borrowers have the right to sell or repledge.

In certain transactions, MHFG has the right to sell or repledge the following unsecured borrowed securities, securities purchased under resale agreements and securities borrowed with cash collateral.

	(Millions of yen)
	As of March 31, 2021	As of September 30, 2021
Securities repledged	13,417,819	14,413,874
Securities neither repledged nor re-loaned at the end of the period/the fiscal year	1,520,936	3,366,439

*3.	Loans to Bankrupt Obligors and Non-Accrual Delinquent Loans, which are included in Loans and Bills Discounted, are as follows:

	(Millions of yen)
	As of March 31, 2021	As of September 30, 2021
Loans to Bankrupt Obligors	19,554	23,211
Non-Accrual Delinquent Loans	415,318	329,493

Loans to Bankrupt Obligors are loans, excluding loans written-off, on which delinquencies in payment of principal and/or interest have continued for a significant period of time or for some other reason there is no prospect of collecting principal and/or interest (“Non-Accrual Loans”), as per Article 96, Paragraph 1, Item 3, Subsections 1 to 5 or Item 4 of the Corporate Tax Law Enforcement Ordinance (Government Ordinance No. 97, 1965).

Non-Accrual Delinquent Loans represent Non-Accrual Loans other than (i) Loans to Bankrupt Obligors and (ii) loans on which interest payments have been deferred in order to assist or facilitate the restructuring of the obligors.

*4.	Balance of Loans Past Due for Three Months or More, which is included in Loans and Bills Discounted, is as follows:

	(Millions of yen)
	As of March 31, 2021	As of September 30, 2021
Loans Past Due for Three Months or More	534	1,126

Loans Past Due for Three Months or More are loans on which payments of principal and/or interest have not been made for a period of three months or more since the next day following the first due date without such payments, and which are not included in Loans to Bankrupt Obligors, or Non-Accrual Delinquent Loans.

*5.	Balance of Restructured Loans, which is included in Loans and Bills Discounted, is as follows:

	(Millions of yen)
	As of March 31, 2021	As of September 30, 2021
Restructured Loans	377,049	457,085

Restructured Loans represent loans whose contracts were amended in favor of obligors (e.g., reduction of, or exemption from, stated interest, deferral of interest payments, extension of maturity dates and renunciation of claims) in order to assist or facilitate the restructuring of the obligors. Loans to Bankrupt Obligors, Non-Accrual Delinquent Loans and Loans Past Due for Three Months or More are not included.

*6.	Total balance of Loans to Bankrupt Obligors, Non-Accrual Delinquent Loans, Loans Past Due for Three Months or More, and Restructured Loans is as follows:

	(Millions of yen)
	As of March 31, 2021	As of September 30, 2021
Total	812,457	810,916

The amounts given in *3 through *6 above are gross amounts before deduction of amounts for the Reserves for Possible Losses on Loans.

*7.

In accordance with Committee Practical Guideline No. 24, bills discounted are accounted for as financing transactions. The banking subsidiaries have rights to sell or pledge these commercial bills, foreign exchange bills purchased and others. The face values of these bills are as follows:

(Millions of yen)
As of March 31, 2021	As of September 30, 2021
1,614,811	1,677,322

*8.	Breakdown of assets pledged as collateral is as follows:

	(Millions of yen)
	As of March 31, 2021	As of September 30, 2021
The following assets are pledged as collateral:
Trading Assets	2,217,478	3,327,058
Securities	6,913,993	9,726,415
Loans and Bills Discounted	10,142,050	9,720,854

Total	19,273,522	22,774,328

The following liabilities are collateralized by the above assets:
Deposits	764,255	810,945
Payables under Repurchase Agreements	6,333,580	9,366,306
Guarantee Deposits Received under Securities Lending Transactions	935,121	1,931,774
Borrowed Money	6,282,906	6,379,874

In addition to the above, the following items are pledged as collateral in connection with the settlement accounts of foreign and domestic exchange transactions or derivatives transactions and others or as a substitute for margins for futures transactions and others:

	(Millions of yen)
	As of March 31, 2021	As of September 30, 2021
Cash and Due from Banks	63,463	59,280
Trading Assets	179,925	334,445
Securities	3,353,832	3,514,555
Loans and Bills Discounted	99,964	82,181

Other Assets includes margins for futures transactions, guarantee deposits, and collateral pledged for financial instruments and others as follows:

	(Millions of yen)
	As of March 31, 2021	As of September 30, 2021
Margins for Futures Transactions	185,323	300,897
Guarantee Deposits	110,674	109,487
Collateral Pledged for Financial Instruments and Others	1,886,061	1,663,523

*9.

Overdraft protection on current accounts and contracts of the commitment line for loans are contracts by which banking subsidiaries are bound to extend loans up to a prearranged amount, at the request of customers, unless the customer is in breach of contract conditions. The unutilized balance of these contracts amounts is as follows:

	(Millions of yen)
	As of March 31, 2021	As of September 30, 2021
Unutilized balance	107,724,379	101,924,846
Amount relating to contracts of which the original contractual maturity is one year or less, or which are unconditionally cancelable at any time	80,332,843	73,933,105

Since many of these contracts expire without being exercised, the unutilized balance itself does not necessarily affect future cash flows. A provision is included in many of these contracts that entitles the banking subsidiaries to refuse the execution of loans, or reduce the maximum amount under contracts when there is a change in the financial situation, necessity to preserve a claim or other similar reasons. The banking subsidiaries require collateral such as real estate and securities when deemed necessary at the time the contract is entered into. In addition, they periodically monitor customers’ business conditions in accordance with internally established standards and take necessary measures to manage credit risks such as amendments to contracts.

*10.

In accordance with the Land Revaluation Law (Proclamation No. 34 dated March 31, 1998), land used for business operations of domestic consolidated banking subsidiaries was revalued. The applicable income taxes on the entire excess of revaluation are included in Deferred Tax Liabilities for Revaluation Reserve for Land under Liabilities, and the remainder, net of applicable income taxes, is stated as Revaluation Reserve for Land included in Net Assets.

Revaluation date: March 31, 1998

Revaluation method as stated in Article 3, Paragraph 3 of the above law: Land used for business operations was revalued by calculating the value on the basis of the valuation by road rating stipulated in Article 2, Paragraph 4 of the Enforcement Ordinance relating to the Land Revaluation Law (Government Ordinance No. 119 promulgated on March 31, 1998) with reasonable adjustments to compensate for sites with long depth and other factors, and also on the basis of the appraisal valuation stipulated in Paragraph 5.

*11.	Accumulated Depreciation of Tangible Fixed Assets

	(Millions of yen)
	As of March 31, 2021	As of September 30, 2021
Accumulated Depreciation	875,674	894,876

*12.	Borrowed Money includes subordinated borrowed money with a covenant that performance of the obligation is subordinated to that of other obligations.

	(Millions of yen)
	As of March 31, 2021	As of September 30, 2021
Subordinated Borrowed Money	213,000	209,000

*13.	Bonds and Notes includes subordinated bonds.

	(Millions of yen)
	As of March 31, 2021	As of September 30, 2021
Subordinated Bonds	3,796,982	3,907,591

14.	The principal amounts of money trusts with contracts indemnifying the principal amounts, which are entrusted to domestic consolidated trust banking subsidiaries, are as follows:

	(Millions of yen)
	As of March 31, 2021	As of September 30, 2021
Money trusts	842,669	832,615

*15.	Liabilities for guarantees on corporate bonds included in “Securities,” which are issued by private placement (Article 2, Paragraph 3 of the Financial Instruments and Exchange Act)

(Millions of yen)
As of March 31, 2021	As of September 30, 2021
1,407,731	1,269,509

Notes to Interim Consolidated Statement of Income

*1.	Other Ordinary Income includes the following:

	(Millions of yen)
	For the six months ended September 30, 2020	For the six months ended September 30, 2021
Gains on Sales of Stocks	44,129	116,459
Share of profit of entities accounted for using equity method	11,559	16,519

*2.	Other Ordinary Expenses includes the following:

	(Millions of yen)
	For the six months ended September 30, 2020	For the six months ended September 30, 2021
Losses on Sales of Stocks	24,008	80,931
Provision for Reserves for Possible Losses on Loans	76,704	52,686

*3.	Extraordinary Gains includes the following:

	(Millions of yen)
	For the six months ended September 30, 2020	For the six months ended September 30, 2021
Gains on Cancellation of Employee Retirement Benefit Trust	7,895	51,093
Accumulation (Amortization) of Unrecognized Prior Service Cost	62,004	—

“Accumulation (Amortization) of Unrecognized Prior Service Cost” resulted from prior service cost incurred in connection with the revision of the retirement benefit plan.

*4.	Extraordinary Losses is as follows:

	(Millions of yen)
	For the six months ended September 30, 2020	For the six months ended September 30, 2021
Losses on Impairment of Fixed Assets	1,391	2,577
Losses on Disposition of Fixed Assets	2,243	1,693
Losses on Transfer to Defined Contribution Pension Plan	3,320	—

“Losses on Transfer to Defined Contribution Pension Plan” resulted from the transfer of part of the defined benefit pension plan to the defined contribution pension plan.

Notes to Interim Consolidated Statement of Changes in Net Assets

For the six months ended September 30, 2020

1.	Types and number of issued shares and of treasury stock are as follows:

	(Thousands of shares)
	As of April 1, 2020	Increase during the period	Decrease during the period	As of September 30, 2020	Remarks
Issued Shares
Common Stock	25,392,498	—	—	25,392,498

Total	25,392,498	—	—	25,392,498

Treasury Stock
Common Stock	32,106	14,344	7,768	38,683	(Note	)

Total	32,106	14,344	7,768	38,683

(Note)	Increases are due to acquisition of treasury stock by BBT trust account (10,958 thousand shares), and repurchase of shares constituting less than one unit and other factors (3,386 thousand shares). Decreases are due to distribution and sale of treasury stock through BBT trust account (5,030 thousand shares), exercise of stock acquisition rights (stock options) (420 thousand shares) and other factors. The number of shares as of September 30, 2020 includes the number of treasury stock held by BBT trust account (25,564 thousand shares).

2.	Stock acquisition rights and treasury stock acquisition rights are as follows:

Category	Breakdown of stock acquisition rights	Class of shares to be issued or transferred upon exercise of stock acquisition rights	Number of shares to be issued or transferred upon exercise of stock acquisition rights (Shares)				Balance as of September 30, 2020 (Millions of yen)	Remarks
			As of April 1, 2020	Increase during the period	Decrease during the period	As of September 30, 2020
MHFG	Stock acquisition rights (Treasury stock acquisition rights)	—	— (—)	— (—)	— (—)	— (—)	— (—)
	Stock acquisition rights as stock option			—			134
Consolidated subsidiaries (Treasury stock acquisition rights)				—			— (—)

Total				—			134 (—)

3.	Cash dividends distributed by MHFG are as follows:

(1)	Cash dividends paid during the six months ended September 30, 2020

Resolution	Type	Cash Dividends (Millions of yen)	Cash Dividends per Share (Yen)	Record Date	Effective Date
May 15, 2020 The Board of Directors	Common Stock	95,208	3.75	March 31, 2020	June 8, 2020

(Notes)	1.	Cash dividends based on the resolution of the Board of Directors held on May 15, 2020 include ¥73 million of cash dividends on treasury stock held by BBT trust account.
	2.	MHFG adopted the share consolidation of the shares of common stock on the basis of one post-consolidation share per ten pre-consolidation shares effective as of October 1, 2020. Cash Dividends per Share is recorded at the amount before the share consolidation.

(2)	Cash dividends with record dates falling in the six months ended September 30, 2020 and effective dates coming after the end of the period

Resolution	Type	Cash Dividends (Millions of yen)	Resource of Dividends	Cash Dividends per Share (Yen)	Record Date	Effective Date
November 12, 2020 The Board of Directors	Common Stock	95,209	Retained Earnings	3.75	September 30, 2020	December 7, 2020

(Notes)	1.	Cash dividends based on the resolution of the Board of Directors held on November 12, 2020 include ¥95 million of cash dividends on treasury stock held by BBT trust account.
	2.	MHFG adopted the share consolidation of the shares of common stock on the basis of one post-consolidation share per ten pre-consolidation shares effective as of October 1, 2020. Cash Dividends per Share is recorded at the amount before the share consolidation.

For the six months ended September 30, 2021

1.	Types and number of issued shares and of treasury stock are as follows:

	(Thousands of shares)
	As of April 1, 2021	Increase during the period	Decrease during the period	As of September 30, 2021	Remarks
Issued Shares
Common Stock	2,539,249	—	—	2,539,249

Total	2,539,249	—	—	2,539,249

Treasury Stock
Common Stock	3,889	1,604	894	4,599	(Note	)

Total	3,889	1,604	894	4,599

(Note)	Increases are due to acquisition of treasury stock by BBT trust account (1,062 thousand shares), and repurchase of shares constituting less than one unit and other factors (542 thousand shares). Decreases are due to distribution and sale of treasury stock through BBT trust account (536 thousand shares), exercise of stock acquisition rights (stock options) (23 thousand shares) and other factors. The number of shares as of September 30, 2021 includes the number of treasury stock held by BBT trust account (3,080 thousand shares).

2.	Stock acquisition rights and treasury stock acquisition rights are as follows:

Category	Breakdown of stock acquisition rights	Class of shares to be issued or transferred upon exercise of stock acquisition rights	Number of shares to be issued or transferred upon exercise of stock acquisition rights (Shares)				Balance as of September 30, 2021 (Millions of yen)	Remarks
			As of April 1, 2021	Increase during the period	Decrease during the period	As of September 30, 2021
MHFG	Stock acquisition rights (Treasury stock acquisition rights)	—	— (—)	— (—)	— (—)	— (—)	— (—)
	Stock acquisition rights as stock option			—			95
Consolidated subsidiaries (Treasury stock acquisition rights)				—			— (—)

Total				—			95 (—)

3.	Cash dividends distributed by MHFG are as follows:

(1)	Cash dividends paid during the six months ended September 30, 2021

Resolution	Type	Cash Dividends (Millions of yen)	Cash Dividends per Share (Yen)	Record Date	Effective Date
May 14, 2021 The Board of Directors	Common Stock	95,201	37.50	March 31, 2021	June 8, 2021

(Note)	Cash dividends based on the resolution of the Board of Directors held on May 15, 2021 include ¥95 million of cash dividends on treasury stock held by BBT trust account.

(2)	Cash dividends with record dates falling in the six months ended September 30, 2021 and effective dates coming after the end of the period

Resolution	Type	Cash Dividends (Millions of yen)	Resource of Dividends	Cash Dividends per Share (Yen)	Record Date	Effective Date
November 12, 2021 The Board of Directors	Common Stock	101,545	Retained Earnings	40.00	September 30, 2021	December 7, 2021

(Note)	Cash dividends based on the resolution of the Board of Directors held on November 12, 2021 include ¥123 million of cash dividends on treasury stock held by BBT trust account.

Notes to Interim Consolidated Statement of Cash Flows

*1.	Cash and Cash Equivalents at the end of the period on the Interim Consolidated Statement of Cash Flows reconciles to Cash and Due from Banks on the Interim Consolidated Balance Sheet as follows:

	(Millions of yen)
	For the six months ended September 30, 2020	For the six months ended September 30, 2021
Cash and Due from Banks	42,498,278	47,075,429
Due from Banks excluding central banks	(1,125,902)	(1,280,173)

Cash and Cash Equivalents	41,372,376	45,795,255

Lease Transactions

1.	Finance Leases (Lessees)

Finance lease transactions that do not transfer ownership:

1)	Lease Assets:

(a)	Tangible fixed assets: mainly equipment

(b)	Intangible fixed assets: software

2)	The method for computing the amount of depreciation is described in “4. Standards of Accounting Method (5) Depreciation of Fixed Assets.”

2.	Operating Leases

The future lease payments subsequent to the end of the fiscal year for non-cancelable operating lease transactions are summarized as follows:

(1)	Lessees:

	(Millions of yen)
	As of March 31, 2021	As of September 30, 2021
Due in One Year or Less	52,280	48,596
Due after One Year	275,241	266,258

Total	327,521	314,854

(2)	Lessors:

	(Millions of yen)
	As of March 31, 2021	As of September 30, 2021
Due in One Year or Less	7,191	7,479
Due after One Year	1,591	3,369

Total	8,782	10,848

Financial Instruments

1.	Matters relating to fair value of financial instruments and others

The following are the interim consolidated balance sheet amounts (the consolidated balance sheet amounts), fair values and differences between them. Stocks and others without a quoted market price and Investments in Partnerships and others are excluded from the table below (see (Note 1)). In addition, notes concerning Cash and Due from Banks, Call Loans and Bills Purchased, Receivables under Resale Agreements, Guarantee Deposits Paid under Securities Borrowing Transactions, Call Money and Bills Sold, Payables under Repurchase Agreements, Guarantee Deposits Received under Securities Lending Transactions, and Due to Trust Accounts are omitted since these instruments are mainly settled in the short term and the fair values approximate the book values.

As of March 31, 2021

	(Millions of yen)
	Consolidated Balance Sheet Amount	Fair Value	Difference
(1) Other Debt Purchased	3,208,004	3,208,136	132
(2) Trading Assets
Trading Securities	6,421,348	6,421,348	—
(3) Money Held in Trust	579,764	579,764	—
(4) Securities
Bonds Held to Maturity	885,529	903,599	18,069
Other Securities	41,681,945	41,681,945	—
(5) Loans and Bills Discounted	83,704,675
Reserves for Possible Losses on Loans (*1)	(513,832)

	83,190,843	84,213,843	1,023,000

Total Assets	135,967,435	137,008,638	1,041,203

(1) Deposits	133,312,406	133,303,018	(9,387)
(2) Negotiable Certificates of Deposit	17,192,572	17,191,241	(1,331)
(3) Trading Liabilities
Securities Sold, Not yet Purchased	2,402,420	2,402,420	—
(4) Borrowed Money	7,441,822	7,435,289	(6,533)
(5) Bonds and Notes	10,321,672	10,529,372	207,700

Total Liabilities	170,670,893	170,861,341	190,447

	(Millions of yen)
	Consolidated Balance Sheet Amount	Fair Value	Difference
Derivative Transactions (*2)
Derivative Transactions not Qualifying for Hedge Accounting	272,522
Derivative Transactions Qualifying for Hedge Accounting (*3)	124,703

Total Derivative Transactions	397,225	397,225	—

(*1)	General and specific reserves for possible losses on loans relevant to Loans and Bills Discounted are excluded.

Items other than Loans and Bills Discounted are recorded at the consolidated balance sheet amounts due to immateriality of their reserves.

(*2)

Derivative Transactions recorded in Trading Assets, Trading Liabilities, Derivatives other than for Trading Assets, Derivatives other than for Trading Liabilities, and others are presented as a lump sum.

Net claims and debts that arose from derivative transactions are presented on a net basis, and the item that is net debts in total is presented in brackets.

(*3)

The deferred method is mainly applied. “Treatment of Hedge Accounting for Financial Instruments that Reference LIBOR” (ASBJ Practical Solutions No.40, September 29, 2020) is applied to these hedge transactions.

As of September 30, 2021

	(Millions of yen)
	Interim Consolidated Balance Sheet Amount	Fair Value	Difference
(1) Other Debt Purchased	3,137,520	3,137,661	140
(2) Trading Assets
Trading Securities	8,028,212	8,028,212	—
(3) Money Held in Trust	635,086	635,086	—
(4) Securities
Bonds Held to Maturity	1,394,142	1,403,581	9,439
Other Securities	41,101,360	41,101,360	—
(5) Loans and Bills Discounted	82,198,528
Reserves for Possible Losses on Loans (*1)	(529,605)

	81,668,922	82,829,668	1,160,745

Total Assets	135,965,246	137,135,571	1,170,325

(1) Deposits	129,291,662	129,279,700	(11,962)
(2) Negotiable Certificates of Deposit	19,215,068	19,213,867	(1,201)
(3) Trading Liabilities
Securities Sold, Not yet Purchased	2,477,688	2,477,688	—
(4) Borrowed Money	7,495,869	7,490,947	(4,922)
(5) Bonds and Notes	10,513,503	10,725,226	211,723

Total Liabilities	168,993,791	169,187,428	193,636

Derivative Transactions (*2)
Derivative Transactions not Qualifying for Hedge Accounting	390,989
Derivative Transactions Qualifying for Hedge Accounting (*3)	102,903

Total Derivative Transactions	493,892	493,892	—

(*1)

General and specific reserves for possible losses on loans relevant to Loans and Bills Discounted are excluded. Items other than Loans and Bills Discounted are recorded at the interim consolidated balance sheet amounts due to immateriality of their reserves.

(*2)

Derivative Transactions recorded in Trading Assets, Trading Liabilities, Derivatives other than for Trading Assets, Derivatives other than for Trading Liabilities, and others are presented as a lump sum.

Net claims and debts that arose from derivative transactions are presented on a net basis, and the item that is net debts in total is presented in brackets.

(*3)

The deferred method is mainly applied. “Treatment of Hedge Accounting for Financial Instruments that Reference LIBOR” (ASBJ Practical Solutions No.40, September 29, 2020) is applied to these hedge transactions.

(Note 1)

The following are the interim consolidated balance sheet amounts (the consolidated balance sheet amounts) of Stocks and others without a quoted market price, and Investments in Partnerships and others. These amounts are not included in Money Held in Trust and Other Securities in fair value information of financial instruments.

(Millions of yen)
Category	As of March 31, 2021	As of September 30, 2021
Stocks and others without a quoted market price (*1)	479,094	496,342
Investments in Partnerships and others (*2)	304,404	365,706

*1

Stocks and others without a quoted market price include unlisted stocks and others and in accordance with Article 5 of “Implementation Guidance on Disclosures about Fair Value of Financial Instruments” (ASBJ Guidance No.19, July 4, 2019), these items are not subject to disclosure of the fair value.

*2

Investments in Partnerships and others are mainly silent partnership, investment partnership, and money held in trust with the investment in a silent partnership as the component of the trust property. In accordance with Article 27 of “Implementation Guidance on Accounting Standard for Fair Value Measurement” (ASBJ Guidance No.31, July 4, 2019), these items are not subject to disclosure of the fair value.

3

During the fiscal year ended March 31, 2021, the amount of impairment (devaluation) was ¥4,490 million on a consolidated basis. During the six months ended September 30, 2021, the amount of impairment (devaluation) was ¥1,402 million on a consolidated basis.

2.	Matters relating to breakdown of fair value of financial instruments by level

Fair values of financial instruments are categorized into three levels as below on the basis of the observability and the materiality of the valuation inputs used in fair value measurements.

Fair values of Level 1: Fair values measured by quoted prices of the assets or liabilities being measured which are given in active markets among observable valuation inputs

Fair values of Level 2: Fair values measured by inputs other than inputs included within Level 1 among observable valuation inputs

Fair values of Level 3: Fair values measured by unobservable valuation inputs

When several inputs that have significant impact on fair value measurement are used and those inputs are categorized into different levels, the fair value is categorized into the lowest priority level for fair value measurement among the levels in which each of the inputs belongs.

(1)	Financial instruments recorded at fair value in the interim consolidated balance sheet (the consolidated balance sheet)

As of March 31, 2021

	(Millions of yen)
Category	Fair Value
	Level 1	Level 2	Level 3	Total
Other Debt Purchased	—	46,102	636,815	682,918
Trading Assets
Trading Securities
Japanese Government Bonds	1,797,490	11,106	—	1,808,597
Japanese Local Government Bonds	—	108,835	—	108,835
Japanese Corporate Bonds	—	1,518,933	1,897	1,520,830
Stocks	98,183	0	223	98,407
Other	770,911	1,879,783	130,532	2,781,227
Money Held in Trust	—	551,395	3	551,399
Securities
Other Securities
Stocks	2,857,921	—	8,063	2,865,985
Japanese Government Bonds	20,597,775	322,807	—	20,920,582
Japanese Local Government Bonds	—	463,559	—	463,559
Japanese Corporate Bonds	—	653,764	2,107,142	2,760,906
Foreign Bonds	5,157,651	6,502,601	773,659	12,433,912
Other	40,067	—	13,920	53,988
Derivative Transactions
Interest Rate and Bond-Related Transactions	57,102	4,601,052	28,902	4,687,057
Currency-Related Transactions	—	3,305,074	25,583	3,330,657
Stocks-Related Transactions	168,398	338,917	48,563	555,879
Commodity-Related Transactions	3,538	8,339	17,472	29,350
Credit Derivative Transactions	—	91,452	3,002	94,454

Total Assets	31,549,042	20,403,726	3,795,782	55,748,550

Trading Liabilities
Securities Sold, Not yet Purchased	2,082,161	264,577	132	2,346,872
Derivative Transactions
Interest Rate and Bond-Related Transactions	57,232	4,412,401	3,960	4,473,594
Currency-Related Transactions	—	3,323,191	725	3,323,916
Stocks-Related Transactions	200,835	116,626	45,119	362,581
Commodity-Related Transactions	—	9,443	16,631	26,075
Credit Derivative Transactions	—	112,257	1,750	114,007

Total Liabilities	2,340,229	8,238,497	68,319	10,647,046

(*)

Investment trust and others applying the transitional measures set forth in Article 26 of “Implementation Guidance on Accouting Standard for Fair Value Measurements” (ASBJ Guidance No. 31 July 4, 2019) are not included in above table. The financial assets and liabilities of the relevant investment trust and others in the consolidated balance sheet is ¥2,307,126 million and ¥55,548 million.

As of September 30, 2021

	(Millions of yen)
Category	Fair Value
	Level 1	Level 2	Level 3	Total
Other Debt Purchased	—	42,927	556,800	599,727
Trading Assets
Trading Securities
Japanese Government Bonds	2,499,462	8,736	—	2,508,198
Japanese Local Government Bonds	—	63,252	—	63,252
Japanese Corporate Bonds	—	1,384,621	0	1,384,621
Stocks	467,036	—	200	467,236
Other	1,034,328	2,237,159	130,926	3,402,413
Money Held in Trust	—	591,634	3	591,638
Securities
Other Securities
Stocks	2,923,256	—	9,870	2,933,126
Japanese Government Bonds	18,806,856	196,186	—	19,003,042
Japanese Local Government Bonds	—	494,943	—	494,943
Japanese Corporate Bonds	—	968,884	1,967,085	2,935,970
Foreign Bonds	6,496,970	6,428,679	563,733	13,489,382
Other	42,620	—	13,787	56,408
Derivative Transactions
Interest Rate and Bond-Related Transactions	31,684	3,391,044	27,748	3,450,476
Currency-Related Transactions	—	2,465,259	23,276	2,488,536
Stocks-Related Transactions	183,129	282,484	57,116	522,730
Commodity-Related Transactions	8,503	9,158	32,934	50,596
Credit Derivative Transactions	—	113,153	3,850	117,003

Total Assets	32,493,848	18,678,124	3,387,335	54,559,308

Trading Liabilities
Securities Sold, Not yet Purchased	2,123,521	304,958	201	2,428,681
Derivative Transactions
Interest Rate and Bond-Related Transactions	25,958	3,208,897	5,866	3,240,722
Currency-Related Transactions	—	2,381,684	1,294	2,382,978
Stocks-Related Transactions	165,963	98,639	63,451	328,055
Commodity-Related Transactions	—	15,179	32,101	47,281
Credit Derivative Transactions	—	134,242	2,170	136,413

Total Liabilities	2,315,444	6,143,602	105,086	8,564,133

(*)

Investment trust and others applying the transitional measures set forth in Article 26 of “Implementation Guidance on Accounting Standard for Fair Value Measurements” (ASBJ Guidance No. 31 July 4, 2019) are not included in above table. The financial assets and liabilities of the relevant investment trust and others in the interim consolidated balance sheet is ¥2,410,996 million and ¥49,006 million.

(2)	Financial instruments other than financial instruments recorded at fair value in the interim consolidated balance sheet (the consolidated balance sheet)

As of March 31, 2021

	(Millions of yen)
Category	Fair Value
	Level 1	Level 2	Level 3	Total
Other Debt Purchased	—	11,397	2,513,688	2,525,086
Money Held in Trust	—	—	7,700	7,700
Securities
Bonds Held to Maturity
Japanese Government Bonds	489,514	—	—	489,514
Foreign Bonds	—	414,085	—	414,085
Loans and Bills Discounted	—	—	84,213,843	84,213,843

Total Assets	489,514	425,482	86,735,232	87,650,229

Deposits	—	133,303,018	—	133,303,018
Negotiable Certificates of Deposit	—	17,191,241	—	17,191,241
Borrowed Money	—	7,349,171	86,117	7,435,289
Bonds and Notes	—	9,712,019	817,353	10,529,372

Total Liabilities	—	167,555,450	903,470	168,458,921

As of September 30, 2021

	(Millions of yen)
Category	Fair Value
	Level 1	Level 2	Level 3	Total
Other Debt Purchased	—	10,743	2,527,189	2,537,933
Money Held in Trust	—	—	23,426	23,426
Securities
Bonds Held to Maturity
Japanese Government Bonds	487,406	—	—	487,406
Foreign Bonds	—	916,175	—	916,175
Loans and Bills Discounted	—	—	82,829,668	82,829,668

Total Assets	487,406	926,919	85,380,284	86,794,610

Deposits	—	129,279,700	—	129,279,700
Negotiable Certificates of Deposit	—	19,213,867	—	19,213,867
Borrowed Money	—	7,404,184	86,762	7,490,947
Bonds and Notes	—	9,749,115	976,110	10,725,226

Total Liabilities	—	165,646,868	1,062,872	166,709,740

(Note 1)	Explanation of valuation techniques and valuation inputs used in fair value measurements

Assets

Other Debt Purchased

Fair values of securitized products of other debt purchased are based on the values deemed as market prices obtained by the reasonable estimate such as those obtained from brokers and financial information vendors and are categorized as Level 3 when significant unobservable valuation inputs are used for the obtained price and as Level 2 when other inputs are used.

With respect to other debt purchased other than those described above, when the present values of the expected future cash flows are considered to be fair values, those other debt purchased are mainly categorized as Level 3 since the discount rate and other significant valuation inputs are unobservable. When those are short term in nature and the book values are considered to be fair values, those other debt purchased are categorized as Level 3.

Trading Assets

Fair values of trading assets for which unadjusted quoted market prices in active markets are available are categorized as Level 1, which includes mainly government bonds.

In the case the market is inactive even if the quoted market price is available, those trading assets are categorized as Level 2, which includes mainly local government bonds and corporate bonds.

When fair vales are measured at the present value of the expected future cash flows and others using significant unobservable inputs, those trading assets are categorized as Level 3, which includes mainly bonds with warrants and trust beneficiary rights.

Money Held in Trust

With respect to securities managed as trust assets in a directed money trust for separate investment with the management of securities as its primary purpose, fair values of stocks are measured at the price in stock exchanges and bonds are measured at market price or valuation price obtained from brokers or financial information vendors and are categorized as Level 2 or Level 3 based on the level of components.

The notes to Money Held in Trust based on holding purpose are stated in “Money Held in Trust.”

Securities

Fair values of securities for which unadjusted quoted market prices in active markets are available are categorized as Level 1 which includes mainly stocks and government bonds. In the case the market is inactive even if the quoted market price is available, those securities are categorized as Level 2, which includes mainly local government bonds and corporate bonds.

Fair values of investment trusts are measured at the disclosed net asset value and others. Those are not categorized into Levels by applying the transitional measures set forth in Article 26 of “Implementation Guidance on Accounting Standard for Fair Value Measurements.”

Fair values of private placement bonds are measured by discounting the total amount of principal and interest and others at interest rates based on the discount rate reflecting expected loss and various risk factors by categories based on the internal ratings and terms and are mainly categorized as Level 3 since the discount rate is unobservable.

Fair values of securitized products are based on valuations obtained from brokers and others, and reasonably measured prices based on the reasonable estimates of our management and are categorized as Level 3 when significant unobservable valuation inputs are used and as Level 2 when other inputs are used. In deriving reasonably measured prices based on the reasonable estimates of our management mentioned above, we used the discounted cash flow method. The price decision variables include default rates, recovery rates, prepayment rates, and discount rates.

The notes to Securities based on holding purpose are stated in “Securities.”

Loans and Bills Discounted

Fair values of loans and bills discounted are measured by discounting the total amount of principal and interest and others at interest rates based on the discount rate reflecting expected loss and various risk factors by categories according to the types, internal ratings and terms of the loans and bills discounted and are categorized as Level 3 since the discount rate is unobservable.

In addition, fair values of claims against bankrupt obligors, substantially bankrupt obligors, and intensive control obligors whose bad debts are measured at the present value of the expected future cash flows or the estimated amounts calculated based on the recoverability from collateral and guarantees approximate the amount of claims and others minus the amount of reserves for possible losses on loans in the interim consolidated balance sheet (the consolidated balance sheet) as of the interim consolidated balance sheet date (the consolidated balance sheet date) and those amount are considered to be fair values which are categorized as Level 3.

Among the loans and bills discounted, for those without a fixed maturity due to loan characteristics such as limiting loans to within the value of pledged assets, book values are considered to be fair values since fair values are expected to approximate book values based on the estimated loan periods, interest rates and other conditions. Fair values of those loans and bills discounted are categorized as Level 3.

Liabilities

Deposits and Negotiable Certificates of Deposit

For demand deposits, the payment amounts required on the interim consolidated balance sheet date (the consolidated balance sheet date) (i.e., book values) are considered to be fair values.

In addition, fair values of time deposits and negotiable certificates of deposits are calculated by classifying them based on their terms and by discounting the future cash flows. The discount rates used in such calculations are the market interest rates. Since fair values of those whose deposit terms are short (i.e., within six months) approximate book values, the book values are considered to be fair values and those fair values are categorized as Level 2.

Trading Liabilities

Fair values of trading liabilities for which unadjusted quoted market prices in active markets are available are categorized as Level 1, which includes mainly listed stocks and government bonds.

In the case the market is inactive even if the quoted market price is available, those trading liabilities are categorized as Level 2, which includes mainly corporate bonds.

When significant unobservable inputs are used, those trading liabilities are categorized as Level 3.

Borrowed Money

Fair values of borrowed money are measured mainly by discounting the total amount of the principal and interest of such borrowed money classified by period lengths at the interest rates considered to be applicable to similar loans and are categorized as Level 3 when the impact from unobservable valuation inputs is significant and as Level 2 when it is not significant.

Bonds and Notes

With respect to bonds and notes issued by MHFG and its consolidated subsidiaries, fair values of bonds and notes with market prices are measured at the market prices and fair values of those without market prices are calculated by discounting the total amount of the principal and interest at the interest rates considered to be applicable to similar bonds and notes. Bonds and notes with market prices are categorized as Level 2. Those without market prices are categorized as Level 3 when the impact from unobservable valuation inputs is significant and as Level 2 when it is not significant.

Derivative Transactions

Derivative transactions that can be measured at unadjusted quoted prices in active markets are categorized as Level 1, which includes such transactions as bonds futures and interest rate futures.

However, since most derivative transactions are over-the-counter transactions and there are no quoted market prices, market values are measured using valuation techniques such as the discounted cash flow method and the Black-Scholes model, depending on the type of transaction and the maturity period. The main inputs which are used in those valuation techniques are interest rate, currency rate, volatility and others. In addition, price adjustments based on counterparty’s credit risk and consolidated subsidiary’s own credit risk and price adjustments for unsecured funding are made. When unobservable inputs are not used or impact of unobservable inputs are not material, transactions are categorized as Level 2, which includes such transactions as plain vanilla interest rate swaps and foreign exchange forwards. When significant unobservable inputs are used, transactions are categorized as Level 3, which includes transactions such as commodity related transactions.

(Note 2)	Information relating to fair values of Level 3 among the financial instruments recorded at fair value in the interim consolidated balance sheet (the consolidated balance sheet)

(1)	Quantitative information of significant unobservable valuation inputs

As of March 31, 2021

Category	Principal valuation technique	Significant unobservable valuation input	Range of valuation input	Weighted average
Other Debt Purchased
Securitized products	Discounted cash flow method	Prepayment rate	1.7% — 16.5%	6.7%
		Default rate	0.0% —1.0%	0.0%
		Discount rate	0.2% — 1.7%	0.5%
Trading Assets
Trading Securities	Discounted cash flow method	Discount rate	0.4% — 4.3%	1.0%
Securities
Japanese Corporate Bonds
Private placement bonds	Discounted cash flow method	Discount rate	0.0% — 6.6%	0.7%
Foreign Bonds
Securitized products	Discounted cash flow method	Prepayment rate	10.1% — 18.2%	18.1%
		Default rate	1.0% — 24.2%	1.7%
		Recovery rate	10.0% — 67.7%	65.6%
		Discount rate	0.4% — 1.4%	1.1%
Other	Discounted cash flow method	Discount rate	0.0% — 5.0%	0.4%
Trading Liabilities
Securities Sold, Not yet Purchased	Discounted cash flow method	Discount rate	1.4%	1.4%
Derivative Transactions
Interest Rate and Bond-Related Transactions	Option valuation model	IR — IR correlation	35.0% — 100.0%	—
Currency-Related Transactions	Option valuation model	FX — IR correlation	22.9% — 49.6%	—
		FX — FX correlation	42.5% — 64.7%	—
Stocks-Related Transactions	Option valuation model	Equity — IR correlation	25.0%	—
		Equity — FX correlation	(32.5)% — 50.0%	—
		Equity correlation	0.0% — 100.0%	—
		Equity volatility	8.4% — 70.7%	—
Commodity-Related Transactions	Option valuation model	Commodity volatility	0.0% — 63.1%	—
Credit Derivative Transactions	Discounted cash flow method	Default rate	0.0% — 4.8%	—
		Credit correlation	17.2% — 100.0%	—

As of September 30, 2021

Category	Principal valuation technique	Significant unobservable valuation input	Range of valuation input	Weighted average
Other Debt Purchased
Securitized products	Discounted cash flow method	Prepayment rate	1.0% — 16.9%	6.3%
		Default rate	0.0% — 0.9%	0.0%
		Discount rate	0.2% — 1.7%	0.5%
Trading Assets
Trading Securities	Discounted cash flow method	Discount rate	0.6% — 1.9%	0.7%
Securities
Japanese Corporate Bonds
Private placement bonds	Discounted cash flow method	Discount rate	0.0% — 7.2%	0.7%
Foreign Bonds
Securitized products	Discounted cash flow method	Prepayment rate	22.1% — 24.0%	23.8%
		Default rate	0.4% — 30.4%	1.6%
		Recovery rate	10.0% — 67.7%	64.5%
		Discount rate	0.2% — 1.4%	1.0%
Other	Discounted cash flow method	Discount rate	0.0% — 5.0%	0.6%
Derivative Transactions
Interest Rate and Bond-Related Transactions	Option valuation model	IR — IR correlation	23.1% — 100.0%	—
Currency-Related Transactions	Option valuation model	FX — IR correlation	23.9% — 51.3%	—
		FX — FX correlation	41.3% — 64.8%	—
Stocks-Related Transactions	Option valuation model	Equity — IR correlation	25.0%	—
		Equity — FX correlation	(17.8)% — 93.2%	—
		Equity correlation	7.1% — 100.0%	—
		Equity volatility	7.1% — 100.7%	—
Commodity-Related Transactions	Option valuation model	Commodity volatility	0.0% — 41.0%	—
Credit Derivative Transactions	Discounted cash flow method	Default rate	0.0% — 5.9%	—
		Credit correlation	16.8% — 100.0%	—

(2)	Adjustment sheet from beginning balance to ending balance as of interim period (ending balance as of period) and unrealized gains (losses) recognized as gains (losses) for the period

As of March 31, 2021

	(Millions of yen)

	Beginning balance	Gains(losses) for the period/ other comprehensive income		Net amount of purchase, sale, issue, and settlement	Transfer to fair values of Level 3 (*3)	Transfer from fair values of Level 3 (*4)	Ending balance as of period	Unrealized gains (losses) on financial assets and liabilities held as of the consolidated balance sheet date among the amount recorded to gains (losses) for the period (*1)
		Recorded to gains(losses) for the period (*1)	Recorded to other comprehensive income (*2)
Other Debt Purchased	151,219	(3)	(125)	485,724	—	—	636,815	—
Trading Assets
Trading Securities
Japanese Corporate Bonds	797	(6)	—	1,106	—	—	1,897	(2)
Stocks	206	—	—	17	—	—	223	—
Other	156,666	6,344	—	(31,596)	116	(999)	130,532	4,968
Money Held in Trust	3	0	—	0	—	—	3	—
Securities
Other Securities
Stocks	6,317	—	296	1,450	—	—	8,063	—
Japanese Corporate Bonds	2,201,133	533	(633)	(70,069)	—	(23,821)	2,107,142	—
Foreign Bonds	847,601	39,316	40,442	(166,932)	13,230	—	773,659	—
Other	18,663	548	(897)	(4,393)	—	—	13,920	—
Trading Liabilities
Securities Sold, Not yet Purchased	232	0	—	(100)	—	—	132	(0)
Derivative Transactions
Interest Rate and Bond-Related Transactions	7,696	4,387	—	12,858	—	—	24,942	13,343
Currency-Related Transactions	16,277	10,141	—	(1,561)	—	—	24,857	10,526
Stocks-Related Transactions	69,571	(67,728)	—	1,601	—	—	3,444	(33,744)
Commodity-Related Transactions	1,240	525	—	(924)	—	—	841	49
Credit Derivative Transactions	3,516	(2,522)	—	(246)	1,252	(748)	1,251	(3,471)

(*1)	Those amounts are mainly included in Trading Income, Trading Expenses, Other Operating Income and Other Operating Expenses in the consolidated statement of income.
(*2)	Those amounts are included in Net Unrealized Gains (Losses) on Other Securities of Other Comprehensive Income in the consolidated statement of comprehensive income.
(*3)

Those are the transfers from Level 2 to Level 3, due to changes in observability of valuation inputs which are used in fair value measurements based on market liquidity. The transfer was made on the beginning of the accounting period.

(*4)

Those are the transfers from Level 3 to Level 2, mainly due to increase of the observability of the discount rate which is used in fair value measurements for private placement bonds. The transfer was made on the beginning of the accounting period.

As of September 30, 2021

	(Millions of yen)

	Beginning balance	Gains(losses) for the period/other comprehensive income		Net amount of purchase, sale, issue, and settlement	Transfer to fair values of Level 3	Transfer from fair values of Level 3	Ending balance as of interim period	Unrealized gains (losses) on financial assets and liabilities held as of the interim consolidated balance sheet date among the amount recorded to gains (losses) for the period (*1)
		Recorded to gains(losses) for the period (*1)	Recorded to other comprehensive income (*2)
Other Debt Purchased	636,815	(1)	(15)	(79,997)	—	—	556,800	—
Trading Assets
Trading Securities
Japanese Corporate Bonds	1,897	(0)	—	(1,897)	—	—	0	—
Stocks	223	—	—	(23)	—	—	200	(354)
Other	130,532	967	—	(24)	—	(547)	130,926	(200)
Money Held in Trust	3	0	—	—	—	—	3	—
Securities
Other Securities
Stocks	8,063	—	6	1,800	—	—	9,870	—
Japanese Corporate Bonds	2,107,142	(217)	2,622	(142,460)	—	—	1,967,085	—
Foreign Bonds	773,659	3,704	(578)	(213,052)	—	—	563,733	—
Other	13,920	(768)	953	(317)	—	—	13,787	—
Trading Liabilities
Securities Sold, Not yet Purchased	132	1	—	200	—	(132)	201	(2)
Derivative Transactions
Interest Rate and Bond-Related Transactions	24,942	(11,970)	—	8,910	—	—	21,881	(7,101)
Currency-Related Transactions	24,857	(3,159)	—	284	—	—	21,982	(3,081)
Stocks-Related Transactions	3,444	(13,672)	—	3,892	—	—	(6,335)	3,240
Commodity-Related Transactions	841	284	—	(293)	—	—	833	123
Credit Derivative Transactions	1,251	(789)	—	1,719	(597)	96	1,680	1,055

(*1)	Those amounts are mainly included in Trading Income, Trading Expenses, Other Operating Income and Other Operating Expenses in the interim consolidated statement of income.
(*2)	Those amounts are included in Net Unrealized Gains (Losses) on Other Securities of Other Comprehensive Income in the interim consolidated statement of comprehensive income.

(3)	Explanation of the process of fair value measurement

In MHFG, middle-offices and back-offices have established policies and procedures related to the measurement of fair values and procedures related to usage of the valuation model. For the fair values and the level categories, the validity of the valuation techniques and valuation inputs used in fair value measurement are verified.

In fair value measurement, valuation models in which the nature, characteristics and risks of individual assets are most appropriately reflected are used. In addition, when quoted prices obtained from third parties are used, the validity of the prices is verified by appropriate methods such as confirmation of valuation techniques and used valuation inputs and comparison with the fair values of similar financial instruments.

(4)	Explanation of the impact on fair values in the case where significant unobservable inputs are varied

Prepayment rate

The prepayment rate is the estimated rate at which voluntary unscheduled repayments of the principal of the underlying assets are expected to occur. The movement of the prepayment rate is generally negatively correlated with borrower delinquency. A significant change in the prepayment rate would significantly impact the valuation of the fair values of financial instruments either positively or negatively, depending on the structure of financial instruments.

Default rate

The default rate is an estimate of the likelihood of not collecting contractual payments. A significant increase (decrease) in the default rate would generally be accompanied by a decrease (increase) in the recovery rate and an increase (decrease) in the discount rate. It would also generally significantly impact the valuation of the fair values of financial instruments negatively (positively).

Recovery rate

The recovery rate is an estimate of the percentage of contractual payments that would be collected in the event of a default. A significant increase (decrease) in recovery rate would generally be accompanied by a decrease (increase) in the default rate. It would also generally significantly impact the valuation of the fair values of financial instruments positively (negatively).

Discount rate

The discount rate is an adjustment rate to a benchmark market interest rate such as TIBOR or swap rates. It primarily consists of a risk premium component which is the amount of compensation that market participants require due to the uncertainty inherent in the financial instruments’ cash flows resulting from credit risk. A significant increase (decrease) in discount rate would generally significantly impact the valuation of the fair values of financial instruments negatively (positively).

Correlation

Correlation is the likelihood of the movement of one input relative to another based on an established relationship. A significant change in correlation would significantly impact the valuation of derivatives either positively or negatively, depending on the nature of the underlying assets.

Volatility

Volatility is a measure of the expected change in variables over a fixed period of time. Some financial instruments benefit from an increase in volatility and others benefit from a decrease in volatility. Generally, a significant increase (decrease) in volatility would result in a significant increase (decrease) in option values and, for a long position in an option, it would result in a significant increase (decrease) in the fair values of financial instruments.

Securities

In addition to “Securities” on the interim consolidated balance sheet (the consolidated balance sheet), Negotiable Certificates of Deposit in “Cash and Due from Banks,” certain items in “Other Debt Purchased” and certain items in “Other Assets” are also included.

1.	Bonds Held to Maturity

As of March 31, 2021

(Millions of yen)
	Type	Consolidated Balance Sheet Amount	Fair Value	Difference
Bonds Whose Fair Values Exceed the Consolidated Balance Sheet Amount	Japanese Government Bonds	479,958	489,514	9,555
	Foreign Bonds	274,173	285,842	11,669

	Sub-total	754,131	775,356	21,225

Bonds Whose Fair Values Do Not Exceed the Consolidated Balance Sheet Amount	Japanese Government Bonds	—	—	—
	Foreign Bonds	131,397	128,242	(3,155)

	Sub-total	131,397	128,242	(3,155)

Total		885,529	903,599	18,069

As of September 30, 2021
(Millions of yen)
	Type	Interim Consolidated Balance Sheet Amount	Fair Value	Difference
Bonds Whose Fair Values Exceed the Interim Consolidated Balance Sheet Amount	Japanese Government Bonds	479,969	487,406	7,436
	Foreign Bonds	249,613	258,047	8,434

	Sub-total	729,582	745,453	15,871

Bonds Whose Fair Values Do Not Exceed the Interim Consolidated Balance Sheet Amount	Japanese Government Bonds	—	—	—
	Foreign Bonds	664,560	658,128	(6,431)

	Sub-total	664,560	658,128	(6,431)

Total		1,394,142	1,403,581	9,439

2.	Other Securities

As of March 31, 2021

(Millions of yen)
	Type	Consolidated Balance Sheet Amount	Acquisition Cost	Difference
Other Securities Whose Consolidated Balance Sheet Amount Exceeds Acquisition Cost	Stocks	2,726,040	981,426	1,744,614
	Bonds	14,440,198	14,415,433	24,765
	Japanese Government Bonds	12,716,957	12,713,374	3,583
	Japanese Local Government Bonds	196,757	196,213	544
	Japanese Corporate Bonds	1,526,483	1,505,845	20,637
	Other	7,865,959	7,645,538	220,421
	Foreign Bonds	6,246,882	6,180,203	66,678
	Other Debt Purchased	44,418	43,662	755
	Other	1,574,659	1,421,672	152,986

	Sub-total	25,032,198	23,042,398	1,989,800

Other Securities Whose Consolidated Balance Sheet Amount Does Not Exceed Acquisition Cost	Stocks	139,945	186,294	(46,348)
	Bonds	9,704,849	9,774,593	(69,743)
	Japanese Government Bonds	8,203,625	8,238,926	(35,301)
	Japanese Local Government Bonds	266,801	267,459	(657)
	Japanese Corporate Bonds	1,234,423	1,268,208	(33,785)
	Other	7,657,854	7,928,309	(270,454)
	Foreign Bonds	6,187,029	6,286,717	(99,687)
	Other Debt Purchased	638,500	638,687	(187)
	Other	832,325	1,002,904	(170,579)

	Sub-total	17,502,649	17,889,197	(386,547)

Total		42,534,848	40,931,595	1,603,253

(Note)	Unrealized Gains (Losses) includes ¥32,481 million which was recognized in the statement of income by applying the fair-value hedge method.

As of September 30, 2021

(Millions of yen)
	Type	Interim Consolidated Balance Sheet Amount	Acquisition Cost	Difference
Other Securities Whose Interim Consolidated Balance Sheet Amount Exceeds Acquisition Cost	Stocks	2,772,975	992,007	1,780,968
	Bonds	9,128,315	9,106,305	22,009
	Japanese Government Bonds	7,335,374	7,334,260	1,113
	Japanese Local Government Bonds	244,606	243,893	713
	Japanese Corporate Bonds	1,548,334	1,528,151	20,182
	Other	7,132,850	6,949,323	183,526
	Foreign Bonds	5,767,481	5,709,351	58,129
	Other Debt Purchased	40,343	39,640	703
	Other	1,325,025	1,200,332	124,693

	Sub-total	19,034,141	17,047,636	1,986,505

Other Securities Whose Interim Consolidated Balance Sheet Amount Does Not Exceed Acquisition Cost	Stocks	160,150	206,591	(46,441)
	Bonds	13,305,641	13,362,767	(57,125)
	Japanese Government Bonds	11,667,668	11,693,083	(25,415)
	Japanese Local Government Bonds	250,336	250,822	(485)
	Japanese Corporate Bonds	1,387,636	1,418,861	(31,224)
	Other	9,430,457	9,686,257	(255,800)
	Foreign Bonds	7,721,901	7,827,757	(105,855)
	Other Debt Purchased	559,384	559,521	(136)
	Other	1,149,170	1,298,979	(149,808)

	Sub-total	22,896,249	23,255,616	(359,367)

Total		41,930,391	40,303,253	1,627,137

(Note)	Unrealized Gains (Losses) includes ¥38,068 million which was recognized in the statement of income by applying the fair-value hedge method.

3.	Impairment (“Devaluation”) of Securities

Certain Securities other than Trading Securities (excluding Stocks and others without a quoted market price and Investments in Partnerships and others) are devalued to the fair value, and the difference between the acquisition cost and the fair value is treated as a loss for the six months ended September 30, 2021 (the fiscal year ended March 31, 2021) (impairment (devaluation)), if the fair value has significantly deteriorated compared with the acquisition cost (including amortized cost), and unless it is deemed that there is a possibility of a recovery in the fair value.

The amount of impairment (devaluation) for the fiscal year ended March 31, 2021 was ¥4,657 million.

The amount of impairment (devaluation) for the six months ended September 30, 2021 was ¥1,800 million.

The criteria for determining whether a security’s fair value has “significantly deteriorated” are outlined as follows:

•	Securities whose fair value is 50% or less of the acquisition cost

•	Securities whose fair value exceeds 50% but is 70% or less of the acquisition cost and the quoted market price maintains a certain level or lower

Money Held in Trust

1.	Money Held in Trust Held to Maturity

There was no Money Held in Trust held to maturity.

2.	Other in Money Held in Trust (other than for investment purposes and held to maturity purposes)

As of March 31, 2021

	(Millions of yen)
	Consolidated Balance Sheet Amount	Acquisition Cost	Difference	Other in Money Held in Trust Whose Consolidated Balance Sheet Amount Exceeds Acquisition Cost	Other in Money Held in Trust Whose Consolidated Balance Sheet Amount Does Not Exceed Acquisition Cost
Other in Money Held in Trust	9,804	9,804	—	—	—

(Note)

“Other in Money Held in Trust Whose Consolidated Balance Sheet Amount Exceeds Acquisition Cost” and “Other in Money Held in Trust Whose Consolidated Balance Sheet Amount Does Not Exceed Acquisition Cost” are components of “Difference.”

As of September 30, 2021

	(Millions of yen)
	Interim Consolidated Balance Sheet Amount	Acquisition Cost	Difference	Other in Money Held in Trust Whose Interim Consolidated Balance Sheet Amount Exceeds Acquisition Cost	Other in Money Held in Trust Whose Interim Consolidated Balance Sheet Amount Does Not Exceed Acquisition Cost
Other in Money Held in Trust	25,702	25,702	—	—	—

(Note)

“Other in Money Held in Trust Whose Interim Consolidated Balance Sheet Amount Exceeds Acquisition Cost” and “Other in Money Held in Trust Whose Interim Consolidated Balance Sheet Amount Does Not Exceed Acquisition Cost” are components of “Difference.”

Unrealized Gains (Losses) on Other Securities

Details of Unrealized Gains (Losses) on Other Securities on the interim consolidated balance sheet (consolidated balance sheet) are as follows:

As of March 31, 2021

(Millions of yen)
Amount
Difference between Acquisition Cost and Fair Value	1,585,324
Other Securities	1,585,324
(–) Deferred Tax Liabilities	439,907
Difference between Acquisition Cost and Fair Value, net of Taxes (Before adjusting for amount corresponding to Non-controlling Interests)	1,145,417
(–) Amount Corresponding to Non-controlling Interests	16,783
(+) Amount Corresponding to Net Unrealized Gains (Losses) on Other Securities Owned by Affiliated Companies, which is attributable to MHFG	3,826

Net Unrealized Gains (Losses) on Other Securities	1,132,460

(Notes)	1.	The difference between acquisition cost and fair value excludes ¥32,481 million in gains which were recognized in the statement of income for the fiscal year ended March 31, 2021 by applying the fair-value hedge method.
	2.	“Other Securities” includes translation differences regarding Stocks and others without a quoted market price and Investments in Partnerships and others.

As of September 30, 2021

(Millions of yen)
Amount
Difference between Acquisition Cost and Fair Value	1,617,495
Other Securities	1,617,495
(–) Deferred Tax Liabilities	448,400
Difference between Acquisition Cost and Fair Value, net of Taxes (Before adjusting for amount corresponding to Non-controlling Interests)	1,169,095
(–) Amount Corresponding to Non-controlling Interests	19,229
(+) Amount Corresponding to Net Unrealized Gains (Losses) on Other Securities Owned by Affiliated Companies, which is attributable to MHFG	4,889

Net Unrealized Gains (Losses) on Other Securities	1,154,756

(Notes)	1.	The difference between acquisition cost and fair value excludes ¥38,068 million in gains which were recognized in the statement of income for six months ended September 30, 2021 by applying the fair-value hedge method.
	2.	“Other Securities” includes translation differences regarding Stocks and others without a quoted market price and Investments in Partnerships and others.

Derivatives Information

Derivative Transactions not Qualifying for Hedge Accounting

With regard to derivative transactions not qualifying for hedge accounting, contract value or contractual principal equivalents, fair values and unrealized gains (losses) by type of transaction as of the interim consolidated balance sheet date (consolidated balance sheet date) are as follows. Contract value amounts do not indicate the market risk related to derivative transactions.

(1)	Interest Rate and Bond-Related Transactions

As of March 31, 2021

(Millions of yen)
Classification	Type	Contract Value		Fair Value	Unrealized Gains (Losses)
		Total	Over One Year
Listed	Interest Rate Futures
	Sold	5,352,260	3,517,173	(1,120)	(1,120)
	Bought	11,939,410	5,980,115	2,199	2,199
	Interest Rate Options
	Sold	239,583	6,863	(111)	(3)
	Bought	425,653	—	268	(315)
	Bond Futures
	Sold	165,894	—	556	556
	Bought	175,412	—	(455)	(455)
	Bond Futures Options
	Sold	18,048	—	(46)	(46)
	Bought	77,541	—	169	119
Over-the-Counter	FRAs
	Sold	42,665,863	—	45,060	45,060
	Bought	42,609,545	—	(46,135)	(46,135)
	Interest Rate Swaps
	Receive Fixed / Pay Float	449,922,359	341,882,271	3,014,574	3,014,574
	Receive Float / Pay Fixed	442,383,440	332,409,368	(2,817,850)	(2,817,850)
	Receive Float / Pay Float	147,723,342	121,666,164	5,791	5,791
	Receive Fixed / Pay Fixed	291,810	235,502	(1,088)	(1,088)
	Interest Rate Options
	Sold	13,900,704	9,346,439	(53,039)	(53,039)
	Bought	14,152,261	9,516,824	49,285	49,285
	Bond Options
	Sold	385,389	109,950	(8,336)	(7,564)
	Bought	385,457	109,950	8,610	7,707
	Bond Other
	Sold	8,120	—	(37)	(37)
	Bought	21,342	—	188	188
Inter-Company or Internal Transactions	Interest Rate Swaps
	Receive Fixed / Pay Float	5,083,479	4,451,482	983	983
	Receive Float / Pay Fixed	13,498,632	11,151,452	(106,637)	(106,637)

Total		—	—	92,832	92,174

(Note)	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the consolidated statement of income.

As of September 30, 2021

(Millions of yen)
Classification	Type	Contract Value		Fair Value	Unrealized Gains (Losses)
		Total	Over One Year
Listed	Interest Rate Futures
	Sold	6,431,909	4,887,354	5,103	5,103
	Bought	15,943,916	8,021,160	(1,075)	(1,075)
	Interest Rate Options
	Sold	660,001	30,498	(931)	(299)
	Bought	702,160	5,576	1,054	228
	Bond Futures
	Sold	390,559	—	2,363	2,363
	Bought	283,272	—	(1,153)	(1,153)
	Bond Futures Options
	Sold	738	—	(0)	(0)
	Bought	17,879	—	36	26
Over-the-Counter	FRAs
	Sold	20,591,045	241,612	20,950	20,950
	Bought	21,196,006	594,665	(20,451)	(20,451)
	Interest Rate Swaps
	Receive Fixed / Pay Float	405,897,033	302,580,016	2,312,133	2,312,133
	Receive Float / Pay Fixed	402,604,215	297,805,006	(2,081,105)	(2,081,105)
	Receive Float / Pay Float	145,843,833	118,143,138	(14,329)	(14,329)
	Receive Fixed / Pay Fixed	258,984	209,601	2,666	2,666
	Interest Rate Options
	Sold	15,401,966	10,322,098	(32,289)	(32,289)
	Bought	15,439,839	10,238,440	15,437	15,437
	Bond Options
	Sold	269,487	—	(499)	461
	Bought	304,930	—	1,305	(61)
	Bond Other
	Sold	26,206	—	(258)	(258)
	Bought	40,117	—	261	261
Inter-Company or Internal Transactions	Interest Rate Swaps
	Receive Fixed / Pay Float	5,158,986	4,685,658	14,489	14,489
	Receive Float / Pay Fixed	6,860,822	6,109,489	(89,568)	(89,568)

Total		—	—	134,138	133,528

(Note)	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the interim consolidated statement of income.

(2)	Currency-Related Transactions

As of March 31, 2021

(Millions of yen)
Classification	Type	Contract Value		Fair Value	Unrealized Gains (Losses)
		Total	Over One Year
Listed	Futures
	Sold	15,615	3,540	—	—
	Bought	78,356	32,799	—	—
Over-the-Counter	Swaps	69,875,350	52,691,198	44,712	44,670
	Forwards
	Sold	63,766,682	3,575,704	(735,730)	(735,730)
	Bought	37,077,896	1,863,936	715,575	715,575
	Options
	Sold	4,513,631	1,676,580	(81,683)	(38,378)
	Bought	4,015,482	1,645,075	60,985	5,365
Inter-Company or Internal Transactions	Swaps	2,214,554	1,773,095	(10,879)	14,122
	Forwards
	Sold	15	—	(0)	(0)
	Bought	1,099	—	28	28

Total		—	—	(6,992)	5,653

(Note)	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the consolidated statement of income.

As of September 30, 2021

(Millions of yen)
Classification	Type	Contract Value		Fair Value	Unrealized Gains (Losses)
		Total	Over One Year
Listed	Futures
	Sold	20,142	1,793	—	—
	Bought	73,833	39,485	—	—
Over-the-Counter	Swaps	72,820,677	56,073,657	160,482	75,511
	Forwards
	Sold	68,686,437	4,079,285	(598,818)	(598,818)
	Bought	39,629,471	2,603,119	540,669	540,669
	Options
	Sold	3,593,324	1,565,871	(65,393)	(27,841)
	Bought	3,359,311	1,460,708	32,482	(18,243)
Inter-Company or Internal Transactions	Swaps	2,135,181	1,042,429	(2,016)	11,452
	Forwards
	Sold	—	—	—	—
	Bought	1,295	—	7	7

Total		—	—	67,412	(17,263)

(Note)	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the interim consolidated statement of income.

(3)	Stock-Related Transactions

As of March 31, 2021

(Millions of yen)
Classification	Type	Contract Value		Fair Value	Unrealized Gains (Losses)
		Total	Over One Year
Listed	Index Futures
	Sold	346,971	40,915	(37,863)	(37,863)
	Bought	332,196	8,219	(162)	(162)
	Index Futures Options
	Sold	2,008,214	456,209	(195,420)	(106,406)
	Bought	1,476,846	362,320	187,767	102,582
Over-the-Counter	Equity Linked Swaps	801,742	526,254	(4,324)	(4,324)
	Options
	Sold	575,890	435,591	(57,255)	(57,255)
	Bought	465,704	392,903	62,373	62,373
	Other
	Sold	352,860	281,444	52,158	52,158
	Bought	781,318	507,521	195,685	195,685

Total		—	—	202,959	206,788

(Note)	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the consolidated statement of income.

As of September 30, 2021

(Millions of yen)
Classification	Type	Contract Value		Fair Value	Unrealized Gains (Losses)
		Total	Over One Year
Listed	Index Futures
	Sold	576,242	51,684	5,023	5,023
	Bought	76,132	8,180	(131)	(131)
	Index Futures Options
	Sold	2,617,072	520,195	(202,010)	(102,045)
	Bought	2,201,214	408,476	215,023	117,700
Over-the-Counter	Equity Linked Swaps	1,398,737	508,775	(14,701)	(14,701)
	Options
	Sold	919,970	620,195	(71,349)	(71,349)
	Bought	637,310	575,443	66,534	66,534
	Other
	Sold	299,628	15,057	76,493	76,493
	Bought	715,908	219,134	130,650	130,650

Total		—	—	205,532	208,175

(Note)	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the interim consolidated statement of income.

(4)	Commodity-Related Transactions

As of March 31, 2021

(Millions of yen)
Classification	Type	Contract Value		Fair Value	Unrealized Gains (Losses)
		Total	Over One Year
Listed	Futures
	Sold	37,845	11,877	(6,361)	(6,361)
	Bought	60,560	27,336	9,900	9,900
Over-the-Counter	Options
	Sold	167,743	74,372	(24,310)	(24,310)
	Bought	145,003	58,215	24,048	24,048

Total		—	—	3,275	3,275

(Notes)	1.	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the consolidated statement of income.
	2.	Commodities include oil, copper, aluminum and others.

As of September 30, 2021

(Millions of yen)
Classification	Type	Contract Value		Fair Value	Unrealized Gains (Losses)
		Total	Over One Year
Listed	Futures
	Sold	71,334	25,670	(17,985)	(17,985)
	Bought	98,067	45,747	26,488	26,488
Over-the-Counter	Options
	Sold	192,895	93,678	(46,650)	(46,650)
	Bought	164,605	72,099	41,461	41,461

Total		—	—	3,315	3,315

(Notes)	1.	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the interim consolidated statement of income.
	2.	Commodities include oil, copper, aluminum and others.

(5)	Credit Derivative Transactions

As of March 31, 2021

(Millions of yen)
Classification	Type	Contract Value		Fair Value	Unrealized Gains (Losses)
		Total	Over One Year
Over-the-Counter	Credit Derivatives
	Sold	4,559,481	4,310,774	88,213	88,213
	Bought	6,033,371	5,749,780	(107,766)	(107,766)

Total		—	—	(19,553)	(19,553)

(Notes)	1.	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the consolidated statement of income.
	2.	“Sold” and “Bought” indicate assumption and cession of credit risk, respectively.

As of September 30, 2021

(Millions of yen)
Classification	Type	Contract Value		Fair Value	Unrealized Gains (Losses)
		Total	Over One Year
Over-the-Counter	Credit Derivatives
	Sold	5,066,330	4,836,161	108,181	108,181
	Bought	6,567,025	6,244,894	(127,590)	(127,590)

Total		—	—	(19,409)	(19,409)

(Notes)	1.	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the interim consolidated statement of income.
	2.	“Sold” and “Bought” indicate assumption and cession of credit risk, respectively.

Revenue recognition

1.	Revenue breakdown information

(Millions of yen)
For the six months ended September 30, 2021
Ordinary Income	1,579,249
Fee and Commission Income	416,769
Securities-related business	100,363
Deposits and Lending business (1)	117,179
Remittance business	54,601
Trust-related business	38,699
Agency business	18,572
Guarantee-related business (2)	16,783
Fees for other customer services	70,570
Fiduciary Income	29,728
Other Ordinary Income (1)	1,132,751

Notes:

(1)	Part of these amounts are considered to be revenues from contracts that are within the scope of “Accounting Standard for Revenue Recognition”.
(2)	These amounts are revenues from contracts that do not meet the scope of “Accounting Standard for Revenue Recognition”.
(3)

In the above table, revenues that are within the scope of “Accounting Standard for Revenue Recognition” are mainly generated from “Retail & Business Banking Company”, “Corporate & Institutional Company” and “Global Corporate Company”.

2.	Contract assets, contract liabilities and receivables from contracts with customers

The balances of contract assets, contract liabilities and receivables from contracts with customers are included in other assets and other liabilities in the interim consolidated balance sheet. The balance of contract assets, contract liabilities and receivables from contracts with customers at the interim consolidated balance sheet date are immaterial.

3.	Price allocated to remaining performance obligations

The amount of revenue expected to be recognized in subsequent fiscal years is not material in terms of amount for the six months ended September 30, 2021. Contracts with a term of up to one year and contracts for which revenue can be recognized at the amount our group has the right to claim are not included in the subject of this report.

Business Segment Information, etc.

Business Segment Information

1.	Summary of reportable segment

MHFG has introduced an in-house company system based on the group’s diverse customer segments. The aim of this system is to leverage MHFG’s strengths and competitive advantage, which is the seamless integration of MHFG’s banking, trust and securities functions under a holding company structure, to speedily provide high-quality financial services that closely match customer needs.

Specifically, the company system is classified into the following five in-house companies, each based on a customer segment: the Retail & Business Banking Company, the Corporate & Institutional Company, the Global Corporate Company, the Global Markets Company, and the Asset Management Company.

The services that each in-house company is in charge of are as follows:

Retail & Business Banking Company:

Services for individual customers, small and medium-sized enterprises and middle market firms in Japan

Corporate & Institutional Company:

Services for large corporations, financial institutions and public corporations in Japan

Global Corporate Company:

Services for Japanese overseas affiliated corporate customers and non-Japanese corporate customers, etc.

Global Markets Company:

Investment services with respect to interest rates, equities and credits, etc. and other services

Asset Management Company:

Development of products and provision of services that match the asset management needs of its wide range of customers from individuals to institutional investors

The reportable segment information, set forth below, is derived from the internal management reporting systems used by management to measure the performance of the Group’s operating segments. Management measures the performance of each of the operating segments in accordance with internal managerial accounting rules and practices.

2.

Calculating method of Gross profits (excluding the amounts of credit costs of trust accounts) + Net gains or losses related to ETFs and others, Net business profits or losses (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) + Net gains or losses related to ETFs and others, and Fixed assets by reportable segment

The following information of reportable segment is based on internal management reporting.

Gross profits (excluding the amounts of credit costs of trust accounts) + Net gains or losses related to ETFs and others is the total amount of Interest Income, Fiduciary Income, Fee and Commission Income, Trading Income, Other Operating Income and Net gains or losses related to ETFs and others.

Net business profits or losses (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) + Net gains or losses related to ETFs and others is the amount of which General and administrative expenses (excluding non-recurring expenses and others), Equity in income from investments in affiliates, and Amortization of goodwill and others (including amortization of intangible assets) are deducted from, or added to, Gross profits (excluding the amounts of credit costs of trust accounts) + Net gains or losses related to ETFs and others.

Gross profits (excluding the amounts of credit costs of trust accounts) + Net gains or losses related to ETFs and others relating to transactions between segments is based on the current market price.

Fixed assets disclosed as asset information by segment are the total amount of tangible fixed assets and intangible fixed assets. Fixed assets pertaining to Mizuho Bank, Ltd., Mizuho Trust & Banking Co., Ltd., and Mizuho Securities Co.,Ltd. have been allocated to each segment.

3.

Gross profits (excluding the amounts of credit costs of trust accounts) + Net gains or losses related to ETFs and others, Net business profits or losses (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) + Net gains or losses related to ETFs and others, and Fixed assets by reportable segment

For the six months ended September 30, 2020

	(Millions of yen)
	MHFG (Consolidated)
	Retail & Business Banking Company	Corporate & Institutional Company	Global Corporate Company	Global Markets Company	Asset Management Company	Others (Note 2)
Gross profits: (excluding the amounts of credit costs of trust accounts) + Net gains or losses related to ETFs and others	314,199	226,604	225,980	293,039	23,795	9,701	1,093,318
General and administrative expenses (excluding Non-Recurring Losses and others)	313,529	104,059	125,218	105,287	15,664	15,579	679,336
Equity in income from investments in affiliates	3,613	2,402	5,905	—	381	(741)	11,559
Amortization of goodwill and others	1,128	50	180	419	3,821	500	6,098
Net business profits or losses (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) + Net gains or losses related to ETFs and others	3,155	124,897	106,487	187,333	4,691	(7,119)	419,443
Fixed assets	516,242	195,699	162,828	95,605	—	750,936	1,721,310

(Notes)	1.	“Gross profits (excluding the amounts of credit costs of trust accounts) + Net gains or losses related to ETFs and others” is reported instead of sales reported by general corporations. Net gains or losses related to ETFs and others amounted to ¥ (19,005) million, of which ¥ (20,380) million is included in the Global Markets Company.
	2.	“Others” includes items which should be eliminated as internal transactions between each segment on a consolidated basis.
	3.

“Others” in Fixed assets includes assets of headquarters that have not been allocated to each segment, Fixed assets pertaining to consolidated subsidiaries that are not subject to allocation, consolidated adjustments, and others.

Among Fixed assets that have not been allocated to each segment, some related expenses are allocated to each segment using reasonable criteria of allocation.

	4.	Following the change in allocation method for transactions between each segment and “Others” made in April, 2021, reclassification was made on the above table to reflect the relevant change.

For the six months ended September 30, 2021

	(Millions of yen)
	MHFG (Consolidated)
	Retail & Business Banking Company	Corporate & Institutional Company	Global Corporate Company	Global Markets Company	Asset Management Company	Others (Note 2)
Gross profits: (excluding the amounts of credit costs of trust accounts) + Net gains or losses related to ETFs and others	345,854	230,183	249,973	253,718	28,990	21,903	1,130,621
General and administrative expenses (excluding Non-Recurring Losses and others)	311,285	99,243	126,218	107,533	16,208	20,440	680,927
Equity in income from investments in affiliates	5,540	2,251	7,366	—	815	547	16,519
Amortization of goodwill and others	1,081	48	180	402	3,624	504	5,839
Net business profits or losses (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) + Net gains or losses related to ETFs and others	39,028	133,143	130,941	145,783	9,973	1,506	460,374
Fixed assets	538,613	182,543	166,683	96,298	—	738,177	1,722,314

(Notes)	1.	“Gross profits (excluding the amounts of credit costs of trust accounts) + Net gains or losses related to ETFs and others” is reported instead of sales reported by general corporations. Net gains or losses related to ETFs and others amounted to ¥ 21,799 million, of which ¥ 22,898 million is included in the Global Markets Company.
	2.	“Others” includes items which should be eliminated as internal transactions between each segment on a consolidated basis.
	3.

“Others” in Fixed assets includes assets of headquarters that have not been allocated to each segment, Fixed assets pertaining to consolidated subsidiaries that are not subject to allocation, consolidated adjustments, and others.

Among Fixed assets that have not been allocated to each segment, some related expenses are allocated to each segment using reasonable criteria of allocation.

4.

The difference between the total amounts of reportable segments and the recorded amounts in the Interim Consolidated Statement of Income, and the contents of the difference (Matters relating to adjustment to difference)

The above amount of Gross profits (excluding the amounts of credit costs of trust accounts) + Net gains or losses related to ETFs and others and that of Net business profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) + Net gains or losses related to ETFs and others derived from internal management reporting by reportable segment are different from the amounts recorded in the Interim Consolidated Statement of Income.

The contents of the difference for the period are as follows:

(1)	The total of Gross profits (excluding the amounts of credit costs of trust accounts) + Net gains or losses related to ETFs and others of Segment Information and Ordinary Profits

	(Millions of yen)
	For the six months ended September 30, 2020	For the six months ended September 30, 2021
Gross profits: (excluding the amounts of credit costs of trust accounts) + Net gains or losses related to ETFs and others	1,093,318	1,130,621
Net gains or losses related to ETFs and others	19,005	(21,799)
Other Ordinary Income	63,736	147,714
General and Administrative Expenses	(681,287)	(667,594)
Other Ordinary Expenses	(227,161)	(189,602)

Ordinary Profits	267,610	399,340

(2)

The total of Net business profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) + Net gains or losses related to ETFs and others of Segment Information and Income before Income Taxes Recorded in Interim Consolidated Statement of Income

	(Millions of yen)
	For the six months ended September 30, 2020	For the six months ended September 30, 2021
Net Business Profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) + Net Gains (Losses) related to ETFs and others	419,443	460,374
Credit Costs for Trust Accounts	—	—
General and Administrative Expenses (non-recurring losses)	4,146	19,172
Expenses related to Portfolio Problems (including reversal of (provision for) general reserve for losses on loans)	(84,777)	(59,856)
Gains on Reversal of Reserves for Possible Losses on Loans, and others	3,555	10,225
Net Gains (Losses) related to Stocks—Net Gains (Losses) related to ETFs and others	(50,485)	(6,867)
Net Extraordinary Gains (Losses)	65,780	47,281
Others	(24,271)	(23,707)

Income before Income Taxes recorded in Interim Consolidated Statement of Income	333,391	446,622

Related Information

For the six months ended September 30, 2020

1.	Information about Geographic Areas

(1)	Ordinary Income

(Millions of yen)
Japan	Americas	Europe	Asia/Oceania excluding Japan	Total
1,029,703	249,775	102,413	194,868	1,576,761

(Notes)	1.	The above table shows Ordinary Income in lieu of sales of non-financial companies.
	2.	Ordinary income is segmented by country and region based on the location of our group office in consideration of geographical proximity, similarity of economic activities, and interrelationship of business activities.

(2)	Tangible Fixed Assets

Information on tangible fixed assets by geographical areas as of September 30, 2020 is not disclosed since tangible fixed assets in Japan accounted for more than 90% of tangible fixed assets.

2.	Information about Major Customers

Information about major customers is not disclosed since there are no outside customers that accounted for more than 10% of Ordinary Income of the Company.

For the six months ended September 30, 2021

1.	Information about Geographic Areas

(1)	Ordinary Income

(Millions of yen)
Japan	Americas	Europe	Asia/Oceania excluding Japan	Total
1,001,074	343,742	74,879	159,553	1,579,249

(Notes)	1.	The above table shows Ordinary Income in lieu of sales of non-financial companies.
	2.	Ordinary income is segmented by country and region based on the location of our group office in consideration of geographical proximity, similarity of economic activities, and interrelationship of business activities.

(2)	Tangible Fixed Assets

Information on tangible fixed assets by geographical areas as of September 30, 2021 is not disclosed since tangible fixed assets in Japan accounted for more than 90% of tangible fixed assets.

2.	Information about Major Customers

Information about major customers is not disclosed since there are no outside customers that accounted for more than 10% of Ordinary Income of the Company.

Information about Impairment Loss on Tangible Fixed Assets by Reportable Segment

For the six months ended September 30, 2020

	(Millions of yen)
	MHFG (Consolidated)
	Retail & Business Banking Company	Corporate & Institutional Company	Global Corporate Company	Global Markets Company	Asset Management Company	Others
Impairment Loss	586	2	—	10	—	793	1,391

For the six months ended September 30, 2021

	(Millions of yen)
	MHFG (Consolidated)
	Retail & Business Banking Company	Corporate & Institutional Company	Global Corporate Company	Global Markets Company	Asset Management Company	Others
Impairment Loss	493	55	168	5	—	1,856	2,577

Information about Amortization and Unamortized Balance of Goodwill by Reportable Segment

For the six months ended September 30, 2020

	(Millions of yen)
	MHFG (Consolidated)
	Retail & Business Banking Company	Corporate & Institutional Company	Global Corporate Company	Global Markets Company	Asset Management Company	Others
Amortization of Goodwill	—	—	180	—	1,335	354	1,869
Unamortized Balance of Goodwill	—	—	2,764	—	42,686	12,678	58,128

For the six months ended September 30, 2021

	(Millions of yen)
	MHFG (Consolidated)
	Retail & Business Banking Company	Corporate & Institutional Company	Global Corporate Company	Global Markets Company	Asset Management Company	Others
Amortization of Goodwill	—	—	180	—	1,335	367	1,882
Unamortized Balance of Goodwill	—	—	2,855	—	40,018	11,820	54,693

Information about Gain on Negative Goodwill Incurred by Reportable Segment

For the six months ended September 30, 2020

There is no applicable information.

For the six months ended September 30, 2021

There is no applicable information.

Per Share Information

1.	Net Assets per Share of Common Stock and its basis used for calculation

		As of March 31, 2021	As of September 30, 2021
Net Assets per Share of Common Stock	Yen	3,650.87	3,757.45
(The basis used for calculating Net Assets per Share of Common Stock)
Total Net Assets	Millions of yen	9,362,207	9,640,884
Deductions from Total Net Assets	Millions of yen	105,932	117,054
Stock Acquisition Rights	Millions of yen	134	95
Non-Controlling Interests	Millions of yen	105,797	116,959
Net Assets related to Common Stock at the end of the period/the fiscal year	Millions of yen	9,256,275	9,523,829
Outstanding Shares of Common Stock, based on which Total Net Assets per Share of Common Stock was calculated, at the end of the period/the fiscal year	Thousands of shares	2,535,360	2,534,650

2.	Net Income per Share of Common Stock and Diluted Net Income per Share of Common Stock are based on the following information:

		For the six months ended September 30, 2020	For the six months ended September 30, 2021
(1) Net Income per Share of Common Stock	Yen	84.99	152.12
(The basis used for calculating Net Income per Share of Common Stock)
Profit Attributable to Owners of Parent	Millions of yen	215,523	385,657
Amount not attributable to Common Stock	Millions of yen	—	—
Profit Attributable to Owners of Parent related to Common Stock	Millions of yen	215,523	385,657
Average Outstanding Shares of Common Stock (during the period)	Thousands of shares	2,535,837	2,535,113

(2) Diluted Net Income per Share of Common Stock	Yen	84.98	152.12
(The basis used for calculating Diluted Net Income per Share of Common Stock)
Adjustment to Profit Attributable to Owners of Parent	Millions of yen	—	—
Increased Number of Shares of Common Stock	Thousands of shares	92	70
Stock Acquisition Rights	Thousands of shares	92	70
Description of dilutive securities which were not included in the calculation of Diluted Net Income per Share of Common Stock as they have no dilutive effects		—	—

(Notes)	1.	MHFG conducted a share consolidation of common stock on the basis of one post-consolidation share per ten pre-consolidation shares effective as of October 1, 2020. Net Income per Share of Common Stock and Diluted Net Income per Share of Common Stock are calculated under the assumption that the share consolidation had been conducted at the beginning of fiscal 2020.
	2.	In the calculation of Net Assets per share, MHFG shares outstanding in BBT trust account that were recognized as Treasury Stock in Shareholders’ Equity are included in Treasury Stock shares deducted from the total number of issued shares at the end of the period/the fiscal year. The number of such Treasury Stock shares deducted at the end of the previous fiscal year (March 31, 2021) was 2,554 thousand, and the number of such Treasury Stock shares deducted at the end of the period (September 30, 2021) was 3,080 thousand.

		In the calculation of Net Income per Share of Common Stock and Diluted Net Income per Share of Common Stock, such Treasury Stock shares are included in Treasury Stock shares deducted in the calculation of the Average Outstanding Shares of Common Stock during the period. The average number of such Treasury Stock shares deducted during the six months ended September 30, 2020 was 2,146 thousand, and the average number of such Treasury Stock shares deducted during the six months ended September 30, 2021 was 2,706 thousand.

II. Others

There is no applicable information.